First Quarter 2013 Results

Lima, Peru, May 06, 2013 - Credicorp (NYSE:BAP) announced today its unaudited results for the first quarter of 2013. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•	Following a period of volatility in the markets for the US currency which led to a 1.5% devaluation of the local currency by the end of the 1Q13, Credicorp reported for this 1Q of the year net earnings after minority interest of US$181.52 million, after deducting a US$18.6 million translation loss from its operating results. This result was 9.3% lower than the US$200.2 million reported in the last Q of 2012, which in turn included a translation gain of US$30.5 million. Consequently, ROAE fell to reach 17.5% for the Q.
•	Nevertheless, operating trends were very strong with operating income increasing 16% to reach US$276.5 million this 1Q. Loan book growth, measured in average daily balances was also in line with business activity in the Peruvian markets and reached 4.1% for the Q. However, Q-end balances do not adequately reflect this solid growth and showed an increase of only 0.9%. This is the result of a very steep peak in booked balances at the end of the year 2012.
•	Given the good growth in average daily balances, net interest income expanded 4.6%. This number understates growth slightly given the effect of the devaluation of the local currency. Furthermore, NIM for loans improved 16bps to 8.15% as a result of the good expansion of outstanding balances in most of retail products and better pricing. However, a 9bp decrease in BAP´s global NIM was reported for the Q as a result of increased investments in Central Bank CDs, which led this indicator to situate at 4.87% in 1Q13.
•	Non-financial income contracted slightly mainly due to lower gains on the sale of securities.
•	The insurance business (excluding the medical venture) was impacted by higher claims in the P&C businesses, which were associated with the rainy season which extends from December to March, and reported a 29.8% drop in its underwriting result.
•	Q-end balances, which fail to reflect growth with the same clarity as average daily balances, reported low growth of 0.9% and made the PDL-ratio increase stronger. PDL expansion was, however, within our expectation as the retail portfolio matures, and the portfolio mix continues to move towards a higher concentration of retail banking loans. Thus, Credicorp’s PDL ratio jumped 24 bps to 1.97% in the 1Q. In fact, given that delinquencies are well within expected ranges, the level of provisions has remained below the expected level of 2% of loans, reaching only 1.8% of the average portfolio.
•	Operating expenses dropped 8.1% after the seasonally high peak of the 4Q. This pattern in expenses repeats every year. The contraction this Q was also helped by the exchange rate move and was mainly reflected in the administrative and general expenses.
•	In all reported lines, the 1.5% devaluation for the 1Q13 softened growth numbers, and ultimately led to a translation loss of US$18.6 million and an 18% increase in the effective tax rate. These factors resulted in the substantial drop in bottom line results and ROAE reported.
•	Similar as for Credicorp, this 1Q13, BCP was affected by the exchange rate move and reported US$142 million in net income, which led to a 17% decrease in its contribution to Credicorp, which totaled US$138.7 million. ROAE for BCP reflected this effect and dropped to 20.8%
•	BCP Bolivia reported net income of US$4.8 million, up 19.7% QoQ. Net interest income remained stable as its loan book was flat, but income generation was supported by growth in non-financial income (+7.8%) and a decline in provisions, leading to a stronger bottom line despite the tax levied on sales of foreign currency (in effect since December 2012). Edyficar on the other hand, posted a 32.8% higher operating result, but was also affected by translation results and reported a lower contribution to BAP for the Q of US$7.9 million vs. US$11 million last Q.
•	Atlantic Security Bank (ASB) reported net income of US$15.5 million in 1Q13, which represented an increase of 13.1% with regard to 4Q12’s figure. This increase, which was primarily attributable to income from sales of investment assets, helped increase its annualized ROAE this quarter to 30.8%, up from 25.8% in 4Q12.
•	At Pacifico Grupo Asegurador (PGA), net premium growth was 2.9% for the 1Q. However, due to recurring seasonal increases in claims during the rainy season which stretches from December through March of each year, technical results in the P&C business posted a drop of 67% QoQ, leading to 26.9% lower total underwriting result for PGA. The medical insurance business and the Life business had better results; however PGA also had to absorb a translation loss of about US$2 million. Consequently, PGS´s contribution to Credicorp was US$11.3 million this Q, which reflects a 33% decrease QoQ, but represents a significant improvement of 133% YoY. ROAE was therefore 6%, or 10% when adjusting its equity for unrealized gains on the life business portfolio-investments.
•	In 1Q13, Prima AFP’s net income and contribution to Credicorp totaled US$ 11.6 million, up 43% with regard to 4Q12. This reflects Prima’s privileged position as the only entity authorized to capture all new affiliations until the new AFP winner of the latest bid is up and running. In addition, in 4Q an extraordinary deferral of income had to be implemented and explains part of the differential. Prima’s ROAE reached a very strong 29.6%.
•	Overall, Credicorp posted good operating growth, but negatively affected by the exchange rate move.

I. Credicorp Ltd.

Overview

Following a period of volatility in the markets for the US currency which led to some strengthening of the US Dollar, our local currency devalued 1.5% by the end of the 1Q13. In this context, Credicorp reported net earnings after minority interest of US$181.5 million this Q, after deducting a US$18.6 million translation loss from its operating results. This result was 9.3% lower than the US$200.2 million reported in the last Q of 2012, which in turn included a translation gain of US$30.5 million. Consequently, ROAE dropped to 17.5% for the Q.

However, operating trends were very strong with operating income increasing 16% to US$276.5 million this 1Q from US$ 238.3 million in 4Q12. This result is particularly positive given the impact that local currency devaluation has on income generation.

Loan book growth, measured in average daily balances was also in line with the good business activity in the Peruvian markets and reached 4.1% for the Q. However, Q-end balances fail to reflect this solid growth and showed an increase of only 0.9%. This is the result of a very steep peak in booked balances given the good commercial activity that accompanies the holiday season and beginning of summer at the end of the year and typical post-Holidays loan-repayments.

This expansion in average daily balances was reported across the portfolio. Wholesale banking grew its average daily balances 4% in the 1Q due to a strong demand for medium and long term financing despite strong competition from capital market alternatives and international banks. Further, retail banking daily outstanding balances including Edyficar grew 4.4% and reflected some seasonality: loan growth is typically lower the 1Q of every year after the Christmas season. The most extraordinary QoQ growth rates were reported at Edyficar, which posted am expansion of 11.2%, followed by mortgages with 5.6%, and consumer lending with 4.5%, while the credit card business which is being carefully monitored grew at a lower 1.7% for the Q.

Given the sound growth in average daily balances throughout the Q, net interest income expanded 4.6%. The strength of this growth is not fully evident given the effect of the devaluation. Furthermore, NIM for loans improved 16bps to 8.15% as a result of the good expansion of outstanding balances for most retail products, as well as stronger income generation following the price corrections introduced last year. However, a 9bp decrease in BAP´s global NIM was reported for the Q as a result of increased investments in Central Bank CDs, an activity which depresses the total NIM given that they offer low or negligible margins, but reduces the effective tax rate though the tax shields they generate, which in turn makes them an attractive investment. This led this indicator to situate at 4.87% in 1Q13.

Non-financial income contracted slightly mainly due to lower gains on the sale of securities.

Q-end balances, which fail to reflect growth with the same clarity as average daily balances, reported low growth of 0.9% and made the PDL-ratio increase stronger. PDL expansion was, however, within our expectation as the retail portfolio matures, and the portfolio mix continues to move towards a higher concentration of retail banking loans. Thus, Credicorp’s PDL ratio jumped 24 bps to 1.97% in the 1Q for total delinquencies and 21bps to 1.35% for 90-day delinquencies. In fact, given that delinquencies are well within expected ranges, and the low growth in Q-end balances, the level of provisions remained below the expected level of 2% of loans, reaching only 1.8% of the average portfolio.

The insurance business, however, did not have a good quarter since the P&C segment of the insurance business, suffered severe casualties during the rainy season which extends from December to March, and reported a sharp drop in technical results of 67% QoQ, leading to the 29.8% drop in total underwriting results of the insurance group. Furthermore, the medical services venture reported also 26.6% lower technical results of US$5.5 million for the Q.

Operating expenses dropped 8.1% after the seasonally high peak of the 4Q. This trend repeats every year, and is also present this 1Q despite the continuing expansion of the business (14 new branches opened and 81 new ATMs installed in the period). The contraction in expenses reported in our USD results was helped along by the exchange rate move and was mainly evident in the administrative and general expenses.

2

The fluctuations in the exchange rate, which resulted in 1.5% devaluation for the 1Q13, affected several lines softening growth of both income and expenses, and led to a translation loss of US$18.6 million and an 18% increase in the effective tax rate, which resulted in a substantial drop in both bottom line results and ROAE.

Notwithstanding, behind the impact of the devaluation of the currency, the results of Credicorp’s businesses are strong and in line with the expected growth and profitability ratios, portfolio quality is sound, provisions are lower than expected and fee income remains strong, which led to solid growth in operating income.

Credicorp Ltd.	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Net Interest income	450,648	430,736	372,252	4.6%	21.1%
Net provisions for loan losses	(94,782)	(102,964)	(69,639)	-7.9%	36.1%
Non financial income	282,199	290,576	237,819	-2.9%	18.7%
Insurance services technical result	35,717	50,894	5,536	-29.8%	545.2%
Medical Services Technical Result	5,534	7,538	4,306	-26.6%	28.5%
Operating expenses (1)	(402,857)	(438,465)	(310,571)	-8.1%	29.7%
Operating income (2)	276,459	238,315	239,703	16.0%	15.3%
Core operating income	276,459	238,315	239,703	16.0%	15.3%
Non core operating income	-	-	-	-	-
Translation results	(18,646)	30,475	13,185	-161.2%	-241.4%
Income taxes	(72,400)	(61,585)	(60,073)	17.6%	20.5%
Net income	185,413	207,204	192,814	-10.5%	-3.8%
Minority Interest	3,891	7,016	3,702	-44.5%	5.1%
Net income attributed to Credicorp	181,522	200,189	189,113	-9.3%	-4.0%
Net income / share (US$)	2.28	2.51	2.37	-9.3%	-4.0%
Total loans	21,674,015	21,476,520	18,094,523	0.9%	19.8%
Deposits and obligations	25,303,600	24,050,779	21,181,704	5.2%	19.5%
Net shareholders' equity	4,120,184	4,167,968	3,493,753	-1.1%	17.9%
Net interest margin	4.87%	4.96%	5.03%
Efficiency ratio	43.7%	48.4%	40.7%
Return on average shareholders' equity	17.5%	19.6%	22.0%
PDL ratio	1.97%	1.73%	1.66%
PDL over 90 days	1.35%	1.14%	1.16%
NPL ratio (3)	2.60%	2.39%	2.21%
Coverage ratio of PDLs	172.8%	187.7%	188.0%
Coverage of NPLs	131.2%	136.0%	141.0%
Employees	27,013	26,541	22,863

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

Credicorp – The Sum of Its Parts

Credicorp’s business development in 1Q13 continued to be strong, but felt the impact of a slight devaluation which, given the nature of our business and the particularities of our financial system generated some translation losses and distorted to certain extent the evaluation of our business performance given that significant portions of our business are today Nuevos Soles denominated, and our portfolios are becoming also predominantly denominated in Nuevos Soles.

Therefore, we focus on analyzing our real business trends and results beyond the distortions generated by the exchange rate fluctuations to make the appropriate management decisions to support growth over the next few years. Our strategy remains focused on growth, and we are confident that we are taking an adequate approach to growing our retail business using cutting-edge tools for retail risk management, adjusting our pension fund business to the new regulatory framework, and confronting the challenges that lay ahead in the process to get our new Regional Investment Bank up and running.

3

Similar to Credicorp, BCP was also affected by the exchange rate move and reported US$141.9 million in net income. This led to a 17% decrease in its contribution to Credicorp, which totaled US$138.7 million (excluding the investment banking activities which are now reported separately at BCP Capital and in the future at Credicorp Capital). As previously explained, BCP’s business expansion this Q was sound and income generation remained strong, though affected by the translation losses generated by the small devaluation of our local currency we referred to before. ROAE for BCP reflected this effect and dropped to 20.8% for the Q.

Earnings contribution to Credicorp	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Banco de Crédito BCP (1)	138,740	166,701	166,602	-17%	-17%
BCB (2)	4,674	3,904	5,420	20%	-14%
Edyficar	7,853	10,942	7,733	-28%	2%
BCP Capital (3)	2,891	3,059	-	-6%	100%
Pacifico Grupo Asegurador	11,259	16,895	4,823	-33%	133%
Atlantic Security Bank	15,501	13,706	11,552	13%	34%
Prima	11,617	8,123	9,166	43%	27%
Eliminations (4)	-	(4,284)	-	100%	0%
Credicorp Inv. (5)	2,231	3,337	-	-33%	100%
Credicorp Ltd. (6)	1,884	(5,681)	(2,499)	133%	175%
Others (7)	(2,601)	(1,667)	(532)	-56%	-389%
Net income attributable to Credicorp	181,522	200,189	189,113	-9%	-4%

(1) Includes Banco de Crédito de Bolivia and Edyficar.

(2) Figure is lower than the net income generated by BCB because Credicorp owns directly and indirectly 97.7% of BCP.

(3) BCP Capital is composed of Credibolsa, Credifondo, Credititulos and the Corporate Finance Business.

(4) Elimination resulted from Prima's sale of property to PPS.

(5) Credicorp Investments is composed of BCP Chile, IMTrust, Credicorp Inv. Individual.

(6) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

(7) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

BCP Bolivia reported net income of US$ 4.8 million, up 19.7% QoQ. Net interest income remained solid thanks to good portfolio growth that was supported by an expansion in non-financial income (+7.8%) and a decline in provisions, which led to a stronger bottom line despite the tax levied on sales of foreign currency (in effect since December 2012).

Edyficar evolved extremely well this 1Q13 and reported a 32.8% increase in operating income to reach US$ 14 million. This was primarily due to excellent portfolio growth of 6.6% for the Q, low delinquencies and therefore low provisions. However, also Edyficar suffered the effects of the currency fluctuation and the strengthening of the US Dollar and reported a translation loss that depressed net income to US$ 8 million, 28.2% down from US$11.2 million in 4Q12.

Atlantic Security Bank (ASB) reported net income of US$15.5 million in 1Q13, which represented an increase of 13.1% with regard to 4Q12’s figure. Although ASB´s wealth management business performed well and increased its core results 3.6% for the Q, the stronger bottom line increase was attributable primarily to income from sales of investment assets as a specific fund was liquidated, which helped increase its annualized ROAE this quarter to 30.8%, up from the 25.8% reported in 4Q12.

At Pacifico Grupo Asegurador (PGA), net premium growth was 2.9% for the 1Q. However, recurring seasonal increases in claims during the rainy season which stretches from December through March of each year, led to 67% lower technical results QoQ for that business segment (but 220% better than a year ago), becoming the main reason for the drop in total underwriting results for PGA of 29.8%. The Life business also had a good contribution to PGA of US$ 14.9 million. Furthermore, it is important to point out that the FX impact on the insurance group represented US$2 million in translation losses, contributing to the drop of PGA’s contribution to Credicorp, which reached US$11.3 million this Q, 33% less than the 4Q12. However, on a yearly comparison, PGA performed significantly better in all business segments, something reflected in its bottom line results which were 133% higher this 1Q of 2013. ROAE was therefore 10% when adjusting its equity deducting unrealized gains on the life business portfolio-investments, and 6% with reported equity.

4

In 1Q13, Prima AFP’s net income and contribution to Credicorp totaled US$11.6 million, up 43% with regard to 4Q12. This reflects Prima’s privileged position as the only entity authorized to capture new affiliations until the new AFP winner of the latest bid is up and running, which is expected to be until June. In addition, in 4Q an extraordinary deferral of income had to be implemented and explains part of the differential. Consequently, Prima’s ROAE reached a very strong 29.6%.

Credicorp Investments consolidated part of the results of the investment bank (IM Trust, Chile) because the process of transferring assets and business to the newly created regional investment bank, Credicorp Capital, is still underway.

Credicorp Ltd’s line mainly includes provisions for tax retention on dividends paid to Credicorp and interest on investments in specific Peruvian companies. This 1Q, tax provisions were extensively off-sett by dividend income leaving US$1.9 million additional income for Credicorp.

The Others account encompasses the holding’s different companies, mainly Grupo Crédito, which controls start-up operations such as Tarjeta Naranja (which is still in the red and explains most of the loss reported) and no longer holds the investment banking entities which are now separate and in the process of consolidation under Credicorp Capital.

Overall, Credicorp posted good growth and operating performance for the Q. Its earnings generation was robust despite significant investments and cost expansion, but significantly affected by the FX volatility and devaluation of the local currency for the period. ROAE was therefore strongly affected and dropped to 17.5% for the 1Q13.

The chart below is included for the first time in this report and reflects Credicorp’s capital requirements and capital position as a holding.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ (000)	Mar13	Dec12	Mar12	Mar 13 / Dic 12	Mar 13 / Mar 12
Capital (1)	490,051	505,164	504,256	-3.0%	-2.8%
Legal and Other capital reserves (2)	2,895,550	2,306,561	2,319,050	25.5%	24.9%
Minority interest (3)	105,263	95,450	53,513	10.3%	96.7%
Loan loss reserves (4)	300,817	297,825	242,969	1.0%	23.8%
Perpetual subordinated debt	227,500	227,500	222,439	0.0%	2.3%
Subordinated Debt	1,138,246	1,133,970	790,057	0.4%	44.1%
Investments in equity and subordinated debt of financial and insurance companies	(203,023)	(198,756)	(208,257)	2.1%	-2.5%
Goodwill	(376,410)	(392,097)	(195,655)	-4.0%	92.4%
Deduction for Tier I Limit (50% of Regulatory capital) (5)	-	-	(3,721)	-	-100.0%
Total Regulatory Capital (A)	4,577,993	3,975,616	3,728,372	15.2%	22.8%

Tier I (6)	2,801,815	2,168,561	1,862,326	29.2%	50.4%
Tier II (7) + Tier III (8)	1,776,178	1,807,055	1,862,326	-1.7%	-4.6%

Financial Consolidated Group (FCG) Regulatory Capital Requirements (9)	3,476,635	3,367,681	2,452,058	3.2%	41.8%
Insurance Consolidated Group (ICG) Capital Requirements (10)	294,896	274,620	231,416	7.4%	27.4%
Deduction from consolidation on the Financial Consolidated Group	(48,136)	(24,179)	(24,363)	99.1%	97.6%
Deduction from consolidation on the Insurance Consolidated Group	-	-	-	-	-
Total Regulatory Capital Requirements (B)	3,723,395	3,618,122	2,659,111	2.9%	40.0%
Regulatory Capital Ratio (A) / (B)	1.23	1.10	1.40	11.9%	-12.3%
Required Regulatory Capital Ratio (11)	1.00	1.00	1.00

FCG = Financial consolidated group.

ICG = Insurance consolidated group.

(1) As of march, 2013, capital includes US$ 471.9 million of capital stock , US$ 93.0 million of additional capital and (US$ 74.9 million) of treasury stocks.

(2) Legal and Other capital reserves include special reserves (those that can be reduced only after receiving approval from the Peruvian regulator - US$ 2,458 million, "reservas restringidas") and voluntary reserves ("reservas facultativas", US$ 437 million).

(3) Minority Interest includes US$ 105.1 million from minority interest Tier I capital stock and reserves and USS 0.1 million from minority interest tier II capital stock and reserves.

(4) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú (US$ 2,210.5 million), Banco de Crédito de Bolivia (US$ 88.0 million), Solución Empresa Administradora Hipotecaria (US$ 14.9 million), Financiera Edyficar (US$ 86.1 million) and Atlantic Security Bank (US$ 113.9 million).

(5) Tier II + Tier III can not be more than 50% of total regulatory capital.

(6) Tier II = Capital + special reserves + tier I capital stock and reserves from minority interest Goodwill - (0.5 x Investment in equity and subordinated debt of financial and insurance companies) + Perpetual subordinated debt.

(7) Tier II = Subordinated debt + minority interest tier II capital stock and reserves + Loan loss reserves - (0.5 x Investment in equity and subordinated debt of financial and insurance companies).

(8) Tier III = Subordinated debt covering market risk only.

(9) Includes regulatory capital requirements of the financial consolidated group.

(10) Includes regulatory capital requirements of the insurance consolidated group.

(11) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

In general terms, Credicorp maintains a comfortable level of capitalization, which is 1.23 times higher than the minimum required regulatory capital according to the regulator’s principles (Basel 2). It is important to point out that Tier1 capital represents 61.2% of Credicorp’s total regulatory capital as of March 2013.

As is evident in the table, the lion’s share of capital requirements is associated to the financial business, where BCP represents 77.9%.

Credicorp’s income generation, coupled with the corporation’s policies on retained earnings, dividend payments, capitalization of earnings and reserve building, has allowed Credicorp to build a comfortable capital reserve to support its business expansion.

In addition, Credicorp has approximately US$ 600 million in liquid investments that could be used at any time to reinforce its regulatory capital.

5

 II. Banco de Crédito del Perú Consolidated

Summary 1Q13

In 1Q13, BCP reported net income of US$ 141.9 million, which represents a ROAE of 20.8% and a ROAA of 1.6%. Although this figure is 17% lower than that registered last quarter, it is important to note that this decline was attributable to the 1.5% quarterly devaluation in the Nuevo Sol against the US Dollar. In fact, if we analyze the operating income (US$ 221.6 million on 1Q13), which is also affected by the devaluation of the Nuevo Sol, it reported a significant increase of 16.7% QoQ, which indicates that the banking business has actually performed extremely well despite the variation in the exchange rate.

If we exclude the impact of approximately US$ 24.2 million that was generated by a devaluation in the Nuevo Sol (US$ 15.7 million for translation loss, US$ 4.7 million for expenses related to foreign currency forwards, and US$ 3.8 million to increase income tax provisions), net income would have totaled US$ 166.1 million in 1Q13 with a ROAE of 24.4% and an ROAA of 1.8%.

Good business development this quarter is evident in the growth posted in BCP’s operating income, which was due primarily to:

i)	Growth of +4.4% in net interest income (NII), which would have been +5.7% had the Nuevo Sol not devaluated. This expansion was due primarily to +3.1% growth in interest income on loans; this was in line with a +4.1% QoQ increase in average daily balances, which was due primarily to the good dynamic seen in Wholesale Banking (+4% QoQ) and Retail Banking (+3.8% QoQ). The aforementioned offset the slight increase in interest expenses (+1.7% QoQ);

ii)	The +7.2% increase in fee income from banking services, which helped significantly offset the decline in gains on sales of securities (-75.9%);

iii)	The -8.2% reduction in net provisions for loan losses due to fewer charge-offs of this quarter; and

iv)	The -5.1% decline in operating expenses. This was due primarily to the -14.5% contraction in administrative expenses, which is in line with the seasonality that affects these items in the fourth quarter of every year and the effect of the devaluation of the Nuevo Sol, which accounts for approximately 23% of the reduction in operating expenses in 1Q13.

The satisfactory evolution of NII contributed to the fact that the NIM only fell 11 bps -despite a significant investment in BCR Certificates of Deposits (which reduce the NIM given that their benefit is reflected in the tax shield they generate)- and situated at 4.96% this quarter. Nevertheless, the NIM on loans continued its upward trend and increased 16 bps due to the dynamic in Retail Banking as well as the slight improvement in Corporate Banking’s margins, which was associated with the mid-term financing placed this quarter.

The efficiency ratio improved significantly, going from 55.7% last quarter to 50.6% due to a 4.6% QoQ increase in core income and the aforementioned reduction in operating expenses.

6

Banco de Credito and Subsidiaries	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Net financial income	411,903	394,419	342,499	4.4%	20.3%
Total provisions for loan loasses	(94,673)	(103,083)	(69,842)	-8.2%	35.6%
Non financial income	230,333	242,145	198,699	-4.9%	15.9%
Operating expenses (1)	(326,006)	(343,561)	(257,250)	-5.1%	26.7%
Operating income (2)	221,557	189,920	214,106	16.7%	3.5%
Core operating income	221,557	189,920	214,106	16.7%	3.5%
Non core operating income (3)	-	-	-	0.0%	0.0%
Translation results	(15,707)	26,132	11,414	-160.1%	-237.6%
Income taxes	(63,123)	(44,102)	(54,654)	43.1%	15.5%
Net income	141,947	170,956	170,619	-17.0%	-16.8%
Net income / share (US$)	0.046	0.055	0.055	-17.1%	-16.9%
Total loans	20,905,587	20,754,941	17,570,093	0.7%	19.0%
Deposits and obligations	24,090,873	22,838,086	19,969,835	5.5%	20.6%
Net shareholders' equity	2,692,647	2,775,351	2,337,052	-3.0%	15.2%
Net financial margin	4.96%	5.07%	5.16%
Efficiency ratio	50.6%	55.7%	47.3%
Return on average equity	20.8%	25.2%	29.2%
PDL ratio	2.04%	1.78%	1.70%
NPL ratio (4)	2.69%	2.47%	2.27%
Coverage ratio of PDLs	172.8%	188.6%	188.1%
Coverage ratio of NPLs	131.2%	136.4%	141.0%
BIS ratio	14.65%	14.72%	15.35%
Branches	379	365	346
Agentes BCP	5,627	5,713	5,081
ATMs	1,925	1,844	1,559
Employees	22,833	22,330	18,993

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain on sales of securities.

(4) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

Assets expanded 3.6% QoQ. This was due primarily to an increase in deposits in domestic and foreign banks, a larger stock of BCR CDs, and a slight increase in loans. Loan growth in terms of quarter-end balances was only 0.7%, which was due primarily to the seasonality of the first quarter of every year when the loans granted during the Christmas campaign are canceled. As such, 1Q tends to post the lowest figure for quarterly loan growth every year. The devaluation of the Nuevo Sol also had a significant impact on local currency loans, which are the most dynamic component of the loan portfolio. This effect was particularly evident in the Retail Banking business. If we extract the effect of devaluation, quarter-end balances would have grown 1.4% QoQ. The aforementioned was also reflected in the evolution of average daily balances, which increased 4.1% QoQ; in this scenario, both Wholesale Banking and Retail Banking reported a positive evolution.

In terms of liabilities, deposits grew more (+5.5% QoQ) than any other funding source, followed by a slight increase in due to banks and correspondents. The fact that deposits grew more than loans was reflected in a lower Loan/Deposit ratio, which fell from 91% in 4Q12 to 86.8% in 1Q13.

With regard to portfolio quality, the past due loan (PDL) ratio increased from 1.78% to 2.04%, which was due to the fact that loan growth was relatively low (in quarter-end balances, which are used to calculate this ratio) and the PDL portfolio grew 15.2% QoQ. A vintage analysis of the loan portfolio indicates that growth in PDL portfolio is due to the maturation of credit cards, consumer and SME vintages (they are reaching the peak of PDL ratio) that were conceded prior to the adjustments made to the bank’s credit policy at the end of 2Q12 (credit cards and consumer loans) and September 2012 (SME). If we analyze post-adjustment vintages, we see an improvement mainly in credit cards and consumer loans. It is also important to note that seasonal factors also affect the PDL portfolio during the first quarter of every year; as such, 1Q tends to register the highest quarterly increase of the year.

Net provisions for loan losses fell slightly (8.2% QoQ), which was due primarily to the lower level of charge- offs this quarter (US$59.3 million vs. US$ 88.2 million in 4Q12); nevertheless, the provisions stock increased +5.6% QoQ, which represents an increase higher than last quarter’s figure (+4.3%). Finally, the coverage ratio for PDLs fell from 188.6% to 172.8% QoQ given that PDL portfolio grew (+15.2% QoQ), a growth rate higher than that of the provisions stock. The effect was less significant in the coverage ratio for the non-performing loan (NPL) portfolio, which went from 136.4% in 4Q12 to 131.2% in 1Q13, given that these loans grew at a slower pace (+9.8% QoQ).

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Core income	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Net interest and dividend income	411,903	394,419	342,499	4.4%	20.3%
Banking services commissions	161,794	150,940	141,985	7.2%	14.0%
Net gain on foreign exchange transactions	47,930	49,178	39,330	-2.5%	21.9%
Core income	621,627	594,537	523,814	4.6%	18.7%

II.1 Interest-earning assets

Interest earning assets increased 4.6% QoQ and 20.9% YoY due to growth in deposits in BCRP and other banks (+11.4%) as well as investments available for sale (+10%).

Interest earning assets	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
BCRP and other banks	7,606,034	6,827,621	5,394,307	11.4%	41.0%
Interbank funds	16,000	17,441	3,750	-8.3%	326.7%
Trading securities	224,103	119,500	90,268	87.5%	148.3%
Securities available for sale	5,192,909	4,719,668	5,020,347	10.0%	3.4%
Loans (1)	20,905,587	20,754,941	17,570,093	0.7%	19.0%
Total interest earning assets	33,944,633	32,439,171	28,078,765	4.6%	20.9%

(1) We have adjusted this account to include all loans (current and past due loans).

In 1Q13, interest earning assets increased 4.6%, which was mainly attributable to an increase in deposits in other banks in the country and in foreign institutions. Additionally, investments available for sale expanded 10% QoQ due to an increase in the stock of BCR certificates of deposit (+10.3% QoQ).This helped BCP increase the profitability of its liquidity, particularly given the tax benefit that these instruments generate. Loans also grew slightly (+0.7%), as we will explain later in this report.

An analysis of the YoY evolution indicates solid growth of +20.9% in interest earning assets. This was primarily attributable to loan growth (+19% YoY), which is associated to the expansion of the Retail Banking portfolio, including Edyficar.

Loan Portfolio

At the end of the first quarter of 2013, BCP’s total loan balance was US$ 20,906 million, which represented growth of 0.7% QoQ and 19% YoY. The low growth posted in accounting balances was due primarily to seasonality in the fourth and first quarter of every year. As such, 1Q generally reports the lowest growth of the year given the loan peak that is registered during the Christmas campaign in 4Q and the fact that many of the loans made during this period are paid in 1Q. It is worthy to note that YoY growth, which eliminates seasonality, is significant and in line with the economy’s evolution. Additionally, any analysis must consider the impact of the devaluation of the Nuevo Sol against the US Dollar, without which the accounting balances would have expanded 1.4% QoQ.

It is important to focus on the evolution of average daily balances, which are closely related to the performance of net interest income. In terms of average daily balances, loans grew 4.1% QoQ and 21.5% YoY.

The difference in the growth rate of quarter-end balances versus average daily balances is due primarily to the large disbursements that were made at the tag end of December last year, which led the quarter-end balances to post significantly higher figures than average daily balances in 4Q12. For this reason, quarterly growth was higher in average daily balances than in quarter-end balances this quarter.

The following chart shows the evolution of balances at the end of the quarter and average daily balances for each month; it is evident that average daily balances followed an upward trend during the first few months of the year.

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An analysis of average daily balances by banking division indicates that expansion was posted in almost all segments:

Wholesale Banking reported an increase of 4% QoQ, which was higher than the figure registered in the same quarter of last year. This result was due to the favorable evolution of Corporate Banking (+7.1%), which grew due to an increase in mid and long term financing.

It is important to note that Corporate Banking’s results are particularly significant given that more companies are recurring to the capital markets as a financing alternative and the fact that international banks, which have the capacity to offer lower financing rates, are creating more competition on the local scene.

Retail Banking posted slower growth (+3.8%) due to the seasonal nature of this business in 1Q. As we have already mentioned, the first quarter of every year generally posts the period’s lowest growth due to payments against loans made at year-end. It is important to mention that the mortgage segment led portfolio expansion with growth of 5.6% QoQ, followed by the SME segment (+3.6%). Edyficar continued to perform extraordinarily with growth of 11.2% QoQ.

This evolution created a similar portfolio mix to that seen in 4Q12, when the Retail Banking portfolio reported a 51.3% share (versus 51.2% in 4Q12) and Wholesale Banking accounted for 48.8% of all loans (versus 48.7% at the end of December 2012).

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	1Q13	4Q12	1Q12	QoQ	YoY
Wholesale Banking	9,687.5	9,313.6	8,472.3	4.0%	14.3%
- Corporate	6,195.6	5,783.9	5,457.2	7.1%	13.5%
- Middle Market	3,491.9	3,529.7	3,015.1	-1.1%	15.8%
Retail Banking	9,438.1	9,088.7	7,295.9	3.8%	29.4%
- SME + Business	3,302.4	3,222.6	2,493.2	2.5%	32.5%
- Mortgages	3,292.9	3,119.2	2,570.5	5.6%	28.1%
- Consumer	1,818.2	1,739.6	1,380.6	4.5%	31.7%
- Credit Cards	1,024.6	1,007.3	851.7	1.7%	20.3%
Edyficar	779.3	700.8	521.2	11.2%	49.5%
Others (2)	1,017.6	988.0	936.0	3.0%	8.7%

Consolidated total loans	20,922.5	20,091.1	17,225.4	4.1%	21.5%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

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An analysis of loan evolution by currency type indicates that the local currency portfolio (LC) led growth in the portfolio with a 5.7% expansion QoQ while the foreign currency portfolio (FC) grew 3.3% QoQ. This result is in line with the results seen throughout 2012.

Average Daily Balances

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)
	(Nuevos Soles million)					(US$ million)
	1Q13	4Q12	1Q12	QoQ	YoY	1Q13	4Q12	1Q12	QoQ	YoY
Wholesale Banking	4,869.8	4,687.1	5,092.0	3.9%	-4.4%	7,803.3	7,492.4	6,570.6	4.1%	18.8%
- Corporate	2,902.4	2,781.2	3,334.6	4.4%	-13.0%	5,072.7	4,703.4	4,211.9	7.9%	20.4%
- Middle Market	1,967.4	1,905.9	1,757.4	3.2%	11.9%	2,730.6	2,789.0	2,358.7	-2.1%	15.8%
Retail Banking	16,874.3	15,990.7	12,938.4	5.5%	30.4%	2,908.8	2,874.3	2,463.6	1.2%	18.1%
- SME + Business	6,127.1	5,911.4	4,634.7	3.6%	32.2%	931.5	925.2	762.2	0.7%	22.2%
- Mortgages	4,647.7	4,196.3	3,297.9	10.8%	40.9%	1,494.6	1,488.3	1,338.7	0.4%	11.6%
- Consumer	3,730.9	3,566.5	2,965.6	4.6%	25.8%	374.6	353.6	273.0	5.9%	37.2%
- Credit Cards	2,368.6	2,316.4	2,040.2	2.3%	16.1%	108.1	107.2	89.7	0.8%	20.5%
Edyficar	1,987.4	1,775.3	1,366.2	11.9%	45.5%	10.3	10.8	11.0	-4.6%	-6.4%
Others (2)	130.8	122.9	132.8	6.4%	-1.5%	967.0	940.2	886.4	2.9%	9.1%

Consolidated total loans	23,862.3	22,576.0	19,529.4	5.7%	22.2%	11,689.4	11,317.7	9,931.6	3.3%	17.7%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

Expansion in the LC portfolio was led by Retail Banking, which reported significant growth in all of its segments including noteworthy performances in Mortgage and SME loans, which grew 10.8% QoQ and 3.6% QoQ respectively. This positive evolution was attributable to the Bank’s expansion strategy and the fact that consumer confidence levels continue to run high based on the belief that the Peruvian economy will continue to grow in the years to come.

Edyficar continued to concentrate its portfolio in local currency and reported significant growth of 11.9% QoQ.

The expansion posted in the FC portfolio is associated with the dynamic of Wholesale Banking loans, which posted growth of 4.1% QoQ that was driven by mid and long term financing as well as international trade loans from in the Corporate Banking segment.

Finally, it is important to note that the evolution of the Nuevo Sol in 1Q13 had an impact on growth in the loan portfolio given that 45% of this portfolio is in LC. If the Nuevo Sol had remained at 4Q12’s level (2.55), the portfolio would have grown 1.4% QoQ and 19.8% YoY in terms of accounting balances and 4.8% QoQ and 22.2% YoY with regard to average daily balances.

Loan Market Share

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At the end of March, BCP consolidated continued to lead the market with a 31% share, which is 11 percentage points above its closest competitor.

Corporate Banking’s share of total loans recovered at the end of February and situated at 48.1% after posting a share of 46.5% in December; during the same period Middle Market Banking’s share of the portfolio posted a slight decline, dropping from 35.3% to 34.7%. Within Retail Banking, the segments that posted the highest increase in market share with regard to 2011 were SME (from 23.3% to 24%) and Consumer loans (from 22.8% to 23.1%).

Dollarization

The LC portfolio’s share of total loans increased QoQ to 45% at the end of 1Q13 (vs. 44.1% at the end of December 2012). This was attributable to growth in Retail Banking’s LC loans. The YoY evolution shows that the de-dollarization process has picked up its pace, as is evident in the share of LC loans in the total portfolio: 45% at the end of 1Q13 vs. 42.8% at the end of 1Q12, which was consistent with the 29.4% growth posted in Retail Banking loans.

II. 2 Liabilities

At the end of 1Q13, total liabilities increased +4.3% QoQ. During this period, deposits, which grew +5.5% QoQ, continued to be the primary source of funding and posted higher growth than gross loans (+ 0.7%). This led to a loan/deposit ratio of 86.8% (vs. 90.9% in 4Q12).

Deposits and obligations	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Demand deposits (non-interest bearing)	6,279,233	6,208,484	5,500,995	1.1%	14.1%
Demand deposits	1,235,118	1,376,970	1,380,257	-10.3%	-10.5%
Saving deposits	6,275,766	6,084,550	5,466,391	3.1%	14.8%
Time deposits	8,156,478	6,872,223	5,880,464	18.7%	38.7%
Severance indemnity deposits (CTS)	2,073,189	2,232,492	1,677,876	-7.1%	23.6%
Interest payable	71,089	63,366	63,852	12.2%	11.3%
Total customer deposits	24,090,873	22,838,085	19,969,835	5.5%	20.6%
Due to banks and correspondents	4,567,707	4,406,225	3,340,586	3.7%	36.7%
Bonds and subordinated debt	3,650,438	3,684,908	3,104,369	-0.9%	17.6%
Other liabilities	2,040,807	2,014,743	1,209,453	1.3%	68.7%
Total liabilities	34,349,825	32,943,961	27,624,243	4.3%	24.3%

The increase reported in total deposits is due primarily to an expansion in time deposits (+18.7%), which is in turn attributable to corporate client deposits in local and foreign currency; these resources will be used by the Treasury for investments mainly in Central Bank instruments. In this context, time deposits grew 38.7% YoY.

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With regard to the evolution of core deposits (demand, savings and CTS), a decline of 1.1% QoQ is evident. This drop is attributable to the behavior of demand and CTS deposits. The reduction in demand deposits was seen solely in foreign currency accounts while CTS accounts denominated in local currency fell due to seasonal factors that affect this product given that companies make deposits in these accounts in May and November and customers frequently make CTS withdrawals in 1Q. Savings accounts posted significant growth of +3.1% QoQ due to seasonality attributable to profit sharing and employee bonuses in the first quarter of every year.

If we analyze deposits with regard to funding costs, it is important to note that non-interest bearing deposits continue to represent more than 25% of total deposits, which helps keep funding costs low.

At the end of 1Q13, the loan/deposit ratio was situated at 86.8%. By currency type, this indicator was 70.2% (vs. 70.6% in 4Q12) in local currency and 107.5% (vs. 108.3% in 4Q12) in foreign currency.

With regard to other funding sources, a +1.5% increase is evident QoQ. This growth was primarily attributable to the 3.7% increase in due to banks and correspondents, which was in turn due to syndicated debt that was led by the Tokyo Mitsubishi Bank.

The Bank’s funding cost was situated at 2.18%1 in 1Q13, which is 6 bps below the figure reported in 4Q12 (2.24%). This decline was due primarily to a solid increase in total deposits as a funding source, particularly in terms of low cost alternatives: (i) savings deposits and non-interest bearing deposits represented 37% of total liabilities and (ii) times deposits increased their share of total liabilities by approximately 300 bps with regard to 4Q12. Accordingly, a re-composition of funding sources occurred in the first quarter of 2013.

1 The funding cost is calculated using the following formula:

* We consider the average between the beginning and closing balances of total liabilities (excluding other liabilities).

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Market Share of Deposits

At the end of February 2013, BCP continued to lead the market for deposits with a 34% share. In line with this positioning, BCP continued to lead the market for different types of deposits in both local and foreign currency. It is important to note the increase in the Bank’s share of the Time Deposits market in foreign currency, which went from 26.8% at the end of 4Q12 to 33% at the end of February due to growth in corporate clients’ time deposits.

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	38.1%	37.5%	24.5%	39.9%
FC	43.2%	40.4%	33.0%	53.3%

LC: Local Currency

FC: Foreign Currency

Deposit Dollarization

At the end of the first quarter of 2013, deposit de-dollarization remained at levels similar to those seen in 4Q12 despite the 1.5% devaluation posted in the Nuevo Sol this quarter. An analysis of the YoY trend gives a clearer picture of the deposit de-dollarization process and indicates that FC deposits share of total deposits fell 300 bps.

Mutual Funds

Customer funds	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Mutual funds in Perú	2,832,739	2,749,483	2,270,213	3.0%	24.8%
Mutual funds in Bolivia	73,285	65,146	94,370	12.5%	-22.3%
Total customer funds	2,906,024	2,814,629	2,364,583	3.2%	22.9%

Mutual funds in Peru grew 3% QoQ due to an increase in affiliations to fixed income funds, which grew industry-wide. Bolivia posted a significant 12.5% increase QoQ that was associated with improvements in commercial management, which focused on increasing sales visits to the country’s interior and achieving better synergies with the Bank’s trading room, which will help the Bank recover its market share in mutual funds. Finally, BCP’s mutual funds reported growth of 3.2% QoQ and a considerable 22.9% YoY.

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II.3 Net Interest Income

NII grew +4.4% QoQ and +20.3% YoY. This expansion was due primarily to significant growth in interest on loans, which is in line with the +4.1% expansion posted in average daily loan balances. In this context, NIM remained solid at 4.96%.

Net interest income	Quarter			Change %
US$ 000	1Q13	4T12	1Q12	QoQ	YoY
Interest income	601,144	580,566	487,649	3.5%	23.3%
Interest on loans	540,661	524,366	431,162	3.1%	25.4%
Interest and dividends on investments	7,059	(512)	6,392	1478.7%	10.4%
Interest on deposits with banks	10,971	9,814	8,619	11.8%	27.3%
Interest on trading securities	41,675	39,088	39,006	6.6%	6.8%
Other interest income	778	7,810	2,470	-90.0%	-68.5%
Interest expense	189,241	186,147	145,150	1.7%	30.4%
Interest on deposits	78,432	69,850	56,643	12.3%	38.5%
Interest on borrowed funds	35,385	38,197	28,115	-7.4%	25.9%
Interest on bonds and subordinated note	58,418	57,720	50,077	1.2%	16.7%
Other interest expense	17,006	20,380	10,315	-16.6%	64.9%
Net interest and dividend income	411,903	394,419	342,499	4.4%	20.3%
Average interest earning assets	33,191,902	31,140,485	26,562,431	6.6%	25.0%
Net interest margin*	4.96%	5.07%	5.18%

*Annualized.

The NII increased 4.4% QoQ, which was due primarily to:

i)	The 3.1% QoQ expansion in interest on loans was consistent with the 4.1% growth seen in average daily loan balances, which increased due to the favorable evolution of Wholesale Banking (+4.0% ) and Retail Banking (+3.8% QoQ). It is important to note that the excellent evolution of interest on loans would have been even more outstanding if local currency had not devaluated given that 70% of this income is denominated in local currency; and

ii)	Dividend income on investments - which is generally perceived in the first quarter of the year- due primarily to dividends from BCI Chile.

The aforementioned offset the increase in interest expenses (+1.7% QoQ), which was associated primarily with higher interest on deposits. This was in line with the significant expansion reported in this funding source, whose growth was led by time deposits (+18.7% QoQ) and savings deposits (+3.1% QoQ).

It is important to remember that if we extract the effect of the devaluation of the Nuevo Sol, NII grew +5.7% QoQ. This reflects the excellent evolution of our business, which expanded mainly due to growth in Retail Banking. Net interest income would have increased +4.7% QoQ (vs +3.5% QoQ if we include the effect of the devaluation of the Nuevo Sol) while expenses would have increased +2.4% QoQ (vs +1.7% QoQ considering the effect of the devaluation of the Nuevo Sol).

With regard to NIM, average earning assets this quarter increased significantly (+6.6% QoQ). This was due primarily to growth in deposits in others banks in the country and abroad as well as the increase in investments in BCR CDs, whose profitability includes a tax benefit that is not reflected in the NIM. Consequently, the NIM fell slightly from 5.07% at the end of 4Q12 to 4.96% at the end of 1Q13. Nevertheless, an analysis of the NIM on loans reveals an excellent level of 8.15%, which represents a 16 bps improvement over the 7.99% reported last quarter that is attributable to the good evolution of interest on loans.

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II.4 Past Due Loan Portfolio and Total Provisions for Loan Losses

The PDL portfolio increased 15.2% QoQ due to higher delinquency in SME (+19.9%), Consumer (+18.2%) and Credit Cards (+11.1%) segments, which caused the PDL ratio to increase to 2.04% (+26 bps). It is important to note that the increase in delinquency in these segments is explained mainly by the maturation of vintages granted prior to the changes made in the Bank’s credit policy. Post-adjustment vintages of credit card and consumer loans show a clear improvement in delinquencies.

Provision for loan losses	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Provisions	(105,404)	(114,327)	(80,589)	-7.8%	30.8%
Loan loss recoveries	10,732	11,244	10,747	-4.6%	-0.1%
Net provisions, for loan losses	(94,672)	(103,083)	(69,842)	-8.2%	35.6%
Charge-Off amount	59,310	88,234	35,108	-32.8%	68.9%
Annualized net provisions / Total loans	1.8%	2.0%	1.6%	-	-
Net Provisions / Net Interest Income	23.0%	26.1%	20.4%	-	-
Total loans	20,905,587	20,754,941	17,570,093	0.7%	19.0%
Reserve for loan losses (RLL)	737,664	698,395	563,233	5.6%	31.0%
Past due loans (PDL)	426,811	370,338	299,397	15.2%	42.6%
Refinanced and restructured loans (RRL)	135,499	141,736	99,942	-4.4%	35.6%
Non-performing loans (NPLs) (1)	562,310	512,074	399,339	9.8%	40.8%
PDL ratio at 90 days	1.35%	1.14%	1.16%
PDL ratio	2.04%	1.78%	1.70%
NPL ratio	2.69%	2.47%	2.27%
Coverage of PDLs	172.8%	188.6%	188.1%
Coverage of NPLs	131.2%	136.4%	141.0%

(1) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

Net provisions for loan losses totaled US$ 94.7 million, which represented 1.81% of total loans. Provision expenses this Q represented 23% of NII (vs. 26.1% last quarter). The 8.2% QoQ reduction is related to a decrease in charge offs this quarter (US$ 59.3 million in 1Q13 vs US$ 88.2 million in 4Q12).

It is important to note that although provisions expenses fell, the stock of provisions increased at a higher rate than that recorded in 4Q12. The provisions stock at the end of 1Q13 reported an increase of +5.6% QoQ and was situated at US$ 737.7 million; nevertheless, higher growth in the past due portfolio (+15.2% QoQ), and to a lesser extent in the non-performing portfolio (+9.8% QoQ), explain the drop seen in the coverage ratios for the past due and non-performing portfolios (172.8% y 131.2%, respectively). Regardless, these ratios remain at comfortable levels and are within BCP’s internal limits.

2 Until 4Q12, total earning assets included current loans (including refinanced and restructured loans). Since 1Q13, total earning assets include total loans, meaning current loans and past due loans:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earnings assets for the reporting period.

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The standard PDL ratio increased 26 pbs to situate at a level of 2.04% at the end of the quarter (vs. 1.78% at the end of 4Q12) while the PDL ratio at 90 days increased 21 bps, going from 1.14% to 1.35%. This was due primarily to (i) the maturation of credit cards, consumer and SME vintages (they are reaching the peak of PDL ratio) that were conceded prior to the adjustments made to the bank’s credit policy at the end of 2Q12 (credit cards and consumer loans) and September 2012 (SME) as will be explained later on; and (ii) the seasonality that affects the past due portfolio every 1Q, which tends to register the highest quarterly growth of the year.

The following figure shows the evolution of the past due portfolio by segment and product.

When analyzing the evolution of the past due ratio by banking segment and product, it is important to remember that:

i)	The increase in the PDL ratio for credit cards, which rose from 4.7% to 5.3%, came mainly from vintages issued between mid-2011 and May 2012 (prior to the adjustments in the credit policy that were instituted in July 2012) that are reaching the 24-month maturation period (the period that takes to reach the peak in PDL ratio). As such, we can expect that the impact of pre-adjustment vintages will continue to be apparent throughout the year but in increasingly smaller measures. It is important to note that the analysis of post-adjustment vintages clearly indicates an improvement in the PDL ratio, which is following a downward trend.

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ii)	In the consumer segment, where the PDL ratio rose from 2.1% to 2.4%, the maturation period is shorter (12 months), which means that the effect of pre-adjustment vintages (July 2011 to May 2012) should have an impact only until 2Q13. An analysis of post-adjustment impacts also shows a clear improvement in this segment’s delinquency.

iii)	The increase in delinquency in the SME segment (from 5.7% to 6.8%) also corresponds primarily to the impact of the 24-month maturation period of pre-adjustment vintages (July 2011 - August 2012). Unlike credit cards and consumer loans, the increase in the delinquency in the SME segment occurred recently in August 2012, which led to some adjustments in September, but an analysis of this segment is underway to identify potential further improvements. Although some improvement is evident in the delinquency level of post-adjustment vintages, it is still too early to know if the segment has reached a turning point or if more adjustments are required.

iv)	The mortgage loan portfolio registered a slight increase in its past due ratio, which went from 1.1% at the end of December to 1.2% at the end of March 2013.

v)	The PDL ratio at Edyficar, which has experienced inter-annual growth that tops 40%, held at 3.9%.

II.5 Non-financial income

Banking service commissions continued to grow at an excellent rate (+7.2% QoQ, +14% YoY), which helped attenuate the decline reported in gains on sales of securities (-75.9% QoQ, -36.2% YoY).

Non financial income	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Banking services commissions	161,794	150,940	141,985	7.2%	14.0%
Net gain on foreign exchange transactions	47,930	49,178	39,330	-2.5%	21.9%
Net gain on sales of securities	8,703	36,078	13,647	-75.9%	-36.2%
Other income	11,906	5,949	3,737	100.1%	218.6%
Total non financial income	230,333	242,145	198,699	-4.9%	15.9%

Banking service commissions, which are this business's main source of income, continued to expand. This was due to the solid presence of Wholesale Banking and an increase in transactional activity in Retail Banking, which has made strides in implementing the BCP's policy to increase banking penetration. The favorable evolution of fees helped significantly offset the decline in gains on sales of securities and a slight drop in the net gain on foreign exchange transactions. Other income increased this Q, which was due primarily to a reversal of excess provisions for additional profit sharing for employees after the corresponding payments were made.

A decrease in gains on sales of securities (-75.9% QoQ) is due primarily to the following factors:

As of 1Q13, the gains/losses on valuations for derivatives from Correval (-US$ 7 million this quarter) are registered in gains on sales of securities, while until 4Q12 the valuations were registered in other interest expenses. This reclassification presents a clearer picture of the net results of derivatives with regard to the investments they hedge.

In 4Q12, gains on sales of securities included the results for January-October at Credibolsa, Credifondo and Creditítulos. These gains totaled approximately US$16 million, and reflect the fact that these businesses have been spun off to BCP Capital S.A.A. In 1Q13, the income posted by the spun-off block is no longer reported.

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Distribution Channels and Transactions

The number of transactions this quarter fell slightly QoQ (-1.1%). This was due primarily to the fact that seasonal factors boost the result for 4Q, which is characterized by an increase in consumption. The drop in transactions is due primarily to a reduction in the transactions channeled through Telecredito (-7.6% QoQ), Points of Sale P.O.S. (-6.5% QoQ), Tellers (-3.7% QoQ) and ATMs (-2.4% QoQ).

The YoY analysis indicates that the average transaction volume grew +18.6%, which is in line with the expansion posted in the economy and financial activity. This significant growth was seen primarily in operations channeled through Agente BCP (+30.3%), ViaBCP Internet Banking (+19.8%) and ATMs (+16.9%), which are cost-efficient channels that represent 58.1% of the Bank’s total transactions in terms of monthly averages.

	Monthly average in each quarter						Change %
N° of Transactions per channel	1Q13%		4Q12%		1Q12%		QoQ	YoY
Teller	10,808,150	13.7%	11,224,658	14.1%	9,839,050	14.8%	-3.7%	9.8%
ATMs Via BCP	14,121,501	17.9%	14,469,188	18.2%	12,083,365	18.2%	-2.4%	16.9%
Balance Inquiries	4,163,204	5.3%	3,784,401	4.8%	3,580,719	5.4%	10.0%	16.3%
Telephone Banking	2,774,165	3.5%	3,071,021	3.9%	2,389,736	3.6%	-9.7%	16.1%
Internet Banking Via BCP	16,878,034	21.4%	16,365,183	20.5%	14,084,566	21.2%	3.1%	19.8%
Agente BCP	14,730,204	18.7%	14,496,471	18.2%	11,306,748	17.0%	1.6%	30.3%
Telecrédito	6,630,577	8.4%	7,174,307	9.0%	5,891,423	8.9%	-7.6%	12.5%
Mobile banking	1,323,790	1.7%	1,271,945	1.6%	800,407	1.2%	4.1%	65.4%
Direct Debit	600,039	0.8%	574,402	0.7%	512,093	0.8%	4.5%	17.2%
Points of Sale P.O.S.	6,402,388	8.1%	6,847,910	8.6%	5,618,654	8.5%	-6.5%	13.9%
Other ATMs network	324,117	0.4%	356,546	0.4%	321,770	0.5%	-9.1%	0.7%
Total transactions	78,756,168	100.0%	79,636,032	100.0%	66,428,532	100.0%	-1.1%	18.6%

Source: BCP

BCP’s distribution channels continue to post sustained growth. At the end of 4Q12, the Bank had 7,922 points of access, which is in line with its plan to increase banking penetration in the country. This represents an increase of +4.4% QoQ and +21.9% YoY that was led, in absolute terms, by Agentes BCP (+4.3% QoQ and +22.2% YoY) and to a lesser extent by ATMs (+5.3% QoQ and 24.2% YoY). Thus far this year, the Bank has increased its branch number by 23 in net terms.

	Balance as of			Change %
	1Q13	4Q12	1Q12	QoQ	YoY
Branches	379	365	346	3.8%	9.5%
ATMs	1,925	1,844	1,559	4.4%	23.5%
Agentes BCP	5,627	5,713	5,081	-1.5%	10.7%
Total	7,931	7,922	6,986	0.1%	13.5%

Source: BCP

II.6 Operating Expenses and Efficiency

Operating expenses fell -5.1% QoQ. This was due primarily to the seasonal effects that are present in the last quarter of every year as well as the impact of the devaluation of the Nuevo Sol against the US Dollar. In this context the efficiency ratio improved substantially, going from 55.7% in 4Q12 to 50.6% at the end of this quarter.

Operating expenses	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Salaries and employees benefits	173,642	171,307	139,042	1.4%	24.9%
Administrative, general and tax expenses	115,708	135,347	85,255	-14.5%	35.7%
Depreciation and amortizacion	25,423	24,577	23,653	3.4%	7.5%
Other expenses	11,233	12,330	9,300	-8.9%	20.8%
Total operating expenses	326,006	343,561	257,250	-5.1%	26.7%
Total Income (1)	621,627	594,537	523,814	4.6%	18.7%
Efficiency ratio (2)	50.6%	55.7%	47.3%

(1) Total income includes net interest income, fee income and net gain on foreign exchange transactions.

(2) Other expenses are not included in the efficiency ratio calculation.

Source: BCP

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Operating expenses fell -5.1% QoQ due to a drop in administrative expenses (-14.5% QoQ), which were higher in 4Q due to a seasonality at year-end.

Administrative and general expenses declined, which was primarily due to lower costs in the following areas: Marketing (-32.9% QoQ), due to seasonality at year-end; Programming and Systems (-37.3%) due to lower expenses for equipment maintenance (Hardware); and a decline in expenses for Consultancy (-47.7%) given that 4Q12 included the cost of a consultancy project with Oliver Wyman. All of the aforementioned was slightly attenuated by an increase in expenses in Systems, which were directly related to contracts with IBM, TCS and Everis (+8.1% QoQ).

Salaries and employee benefits rose (+1.4% QoQ) due to an increase in compensation levels (higher fixed remuneration) at the Bank and Edyficar. These increases are associated with the Bank’s on-going efforts to capture talent to sustain business growth.

It is important to note that approximate 72% of the Bank’s operating expenses are denominated in Nuevos Soles. As such, the devaluation of the Nuevo Sol against the US Dollar had a positive impact on expenses and explains 23% of the decline reported the same.

In annual terms, operating expenses increased 26.7% YoY due to: ii) growth in salaries and employee benefits, which corresponded to an increase in the number of employees (from 18,993 at the end of March 2012 to 22,833 at the end of March 2013) to cover business growth and ii) the increase in administrative expenses (+35.7%), which are primarily associated with expenses relative to the aforementioned systems contracts. Additionally, in the analysis of the YoY evolution, it is important to consider the effect that the purchase of Correval had on operating expenses given that if we extract this impact, the operating expenses would have grown 20.8% YoY (salaries would have increased +16.7% YoY instead of 24.9% including Correval) and administrative expenses would have increased +31.2% YoY instead of 35.7%).

The following table provides details on the administrative expenses and their respective quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	1Q13%		4Q12%		1Q12%		QoQ	YoY
Marketing	14,000	12.1%	20,866	15.4%	12,695	14.9%	-32.9%	10.3%
Systems	8,920	7.7%	14,223	10.5%	10,114	11.9%	-37.3%	-11.8%
Systems Outsourcing	9,988	8.6%	9,238	6.8%	-	-	8.1%	100.0%
Transport	8,150	7.0%	10,906	8.1%	6,702	7.9%	-25.3%	21.6%
Maintenance	3,794	3.3%	5,466	4.0%	3,147	3.7%	-30.6%	20.6%
Communications	6,393	5.5%	5,713	4.2%	4,197	4.9%	11.9%	52.3%
Consulting	4,776	4.1%	9,125	6.7%	4,279	5.0%	-47.7%	11.6%
Others	31,648	27.4%	37,515	27.7%	26,269	30.8%	-15.6%	20.5%
Taxes and contributions	12,670	11.0%	5,137	3.8%	8,967	10.5%	146.6%	41.3%
Other subsidiaries and eliminations, net	15,370	13.3%	17,158	12.7%	8,892	10.4%	-10.4%	72.8%
Total Administrative Expenses	115,708	100.0%	135,347	100.0%	85,255	100.0%	-14.5%	35.7%

Source: BCP

II.7 Net Shareholders’ Equity and Regulatory Capital

BCP reported a ROAE of 20.8% in 1Q13, which falls below 4Q12’s result due to a drop in earnings (-17% QoQ), which was slightly attenuated by a decline in net shareholders’ equity (-3% QoQ) after the dividends agreed on in the Annual General Shareholders’ Meeting were distributed. Both the BIS Ratio and Tier I and Tier I Common remained at levels similar to those seen last quarter.

Shareholders' equity	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Capital stock	1,237,632	986,697	1,019,491	25.4%	21.4%
Reserves	788,325	700,491	711,685	12.5%	10.8%
Unrealized gains and losses	167,256	152,209	160,283	9.9%	4.4%
Retained earnings	357,487	274,596	274,974	30.2%	30.0%
Income for the year	141,947	661,358	170,619	-78.5%	-16.8%
Net shareholders' equity	2,692,647	2,775,351	2,337,052	-3.0%	15.2%
Return on average equity (ROAE)	20.8%	25.2%	29.2%

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Net shareholders’ equity fell -3% QoQ due to the decision to distribute dividends for S/. 0.20 per share (approved by the Annual General Shareholders’ Meeting). This drop in net shareholders’ equity attenuated the decline posted in ROAE, which fell from 25.2% in 4Q12 to 20.8% at the end of 1Q13 due to a decrease in net income (-17% QoQ).

The capital adequacy ratio (BIS) fell slightly from 14.72% in 4Q12 to 14.65% in 1Q13. It is important to note that this ratio falls within the legal limit of 10% and our internal limit of 13.75%. This minimal decline is due to expansion in total risk-weighted assets (+3% QoQ), which grew at a higher rate than regulatory capital (+2.5% QoQ). It is important to note that at the Annual Shareholders’ Meeting, the Bank agreed to increase its capital stock and legal reserves.

It is important to note that the TIER 1 and TIER 1 Common ratios fell within established limits (going from 10.11% in 4Q12 to 10.30% in 1Q13 in the case of TIER 1 and from 8.52% in 4Q12 to 8.5% in the case of TIER 1 Common). Both ratios are above our internal limits, which are situated at 8.5% and 8% respectively.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ (000)	1Q13	4Q12	1Q12	QoQ	YoY
Capital Stock	1,449,446	1,216,822	1,195,312	19.1%	21.3%
Legal and Other capital reserves	935,585	860,717	834,112	8.7%	12.2%
Accumulated earnings with capitalization agreement	-	152,235	-	-	-
Loan loss reserves (1)	276,938	276,620	226,170	0.1%	22.4%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated Debt	1,076,834	1,092,777	751,053	-1.5%	43.4%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(351,230)	(299,188)	(226,254)	17.4%	55.2%
Investment in subsidiaries and others	576,485	545,089	471,655	5.8%	22.2%
Unrealized profit and net income in subsidiaries	225,255	245,901	245,401	-8.4%	-8.2%
Goodwill	(47,155)	(47,876)	(45,775)	-1.5%	3.0%
Total Regulatory Capital	3,590,419	3,502,108	2,984,617	2.5%	20.3%

Tier 1 (2)	2,524,890	2,405,255	2,243,222	5.0%	12.6%
Tier 2 (3) + Tier 3 (4)	1,065,529	1,096,853	741,395	-2.9%	43.7%

Total risk-weighted assets	24,509,269	23,789,338	19,445,206	3.0%	26.0%
Market risk-weighted assets (5)	1,143,251	488,910	532,548	133.8%	114.7%
Credit risk-weighted assets	22,105,034	22,074,645	18,058,635	0.1%	22.4%
Operational risk-weighted assets	1,260,984	1,225,784	854,023	2.9%	47.7%

Market risk capital requirement	114,325	48,891	52,190	133.8%	119.1%
Credit risk capital requirement	2,210,503	2,207,464	1,769,746	0.1%	24.9%
Operational risk capital requirement	126,098	122,578	83,694	2.9%	50.7%
Additional capital requirements	313,138	309,245	-	0.0%	0.0%

Capital ratios
Tier 1 ratio (6)	10.30%	10.11%	11.54%
Tier 1 Common ratio (7)	8.50%	8.52%	9.44%
BIS ratio (8)	14.65%	14.72%	15.35%
Risk-weighted assets / Regulatory Capital (9)	6.83	6.79	6.52

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries

- Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital +

Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Tier I Common = Capital + Reserves – 100% of Investment in Subsidiaries + retained earnings adjusted by average payout.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 +

Capital requirement to cover operational risk * 10 * 0.5.

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III. Banco de Crédito de Bolivia

Banco de Crédito de Bolivia	Quarter			Change %
US$ millions	1Q13	4Q12	1Q12	QoQ	YoY
Net interest income	16.2	16.4	13.4	-1.1%	20.8%
Net provisions for loan losses	-1.0	-2.9	-1.5	-66.8%	-37.6%
Non financial income	9.0	8.4	7.8	7.8%	16.2%
Operating expenses	-16.9	-15.4	-12.7	9.6%	32.6%
Operating Income	7.4	6.4	6.9	14.1%	6.8%
Translation result	0.0	0.0	0.0	-	-
Income tax	-2.5	-2.4	-1.3	4.9%	89.1%
Net Income	4.8	4.0	5.5	19.7%	-13.8%
Total loans	905.5	907.0	767.4	-0.2%	18.0%
Past due loans	12.9	11.2	11.3	15.1%	14.4%
Net provisions for possible loan losses	-32.0	-32.0	-27.7	0.1%	15.3%
Total investments	405.9	294.9	308.3	37.6%	31.7%
Total assets	1,512.5	1,411.6	1,253.1	7.2%	20.7%
Total deposits	1,333.4	1,229.0	1,100.7	8.5%	21.1%
Net shareholders' equity	137.6	133.1	118.5	3.4%	16.1%
PDL ratio	1.43%	1.24%	1.48%
Coverage of PDLs	260.6%	301.3%	258.1%
ROAE	14.1%	12.1%	19.3%
Branches	43	41	41
Agentes	30	26	30
ATMs	215	207	190
Employees	1,604	1,558	1,352

In 1Q13 BCP Bolivia reported net income of US$ 4.8 million, which represented an increase of 19.7% QoQ. This growth is due primarily to a decline of 66.8% in provisions on loan losses and helped offset the increase in operating expenses (+9.6%), which was in turn attributable to the tax levied on sales of foreign currency (in effect since December 2012). It is important to note that net interest income remained solid and was reinforced by a significant expansion in non-financial income (+7.8%).

In annual terms, BCP Bolivia’s operating results evolved positively, posting significant expansion in net interest income (+20.8%) due to loan growth (+18%). Net income contracted 13.8% YoY, which was primarily attributable to a 32.6% increase in operating expenses due to employee hiring; expansion in our network of offices and ATMs; the new tax on sales of foreign currency; and an increase in income tax (+89.1%)after an aliquot was applied to taxes on earnings.

The bank’s prudent approach to loan risk management allowed it to post a PDL ratio of 1.43% in 1Q13 (1.24% in 4Q12 and 1.48% in 1Q12) and a coverage ratio of 260.6% (301.3% in 4Q12 and 258.1% in 1Q12). These indicators show that BCP Bolivia continues to position itself as one of the most stable and reliable entities in the Bolivian banking system, which reported a PDL ratio of 1.59% and a coverage ratio of 270.3% at the end of 1Q13. BCP Bolivia’s ROAE in 1Q13 was 14.1%, which topped the 12.1% registered in 4Q12 but fell below the 19.3% reported in 1Q12.

Assets and Liabilities

BCP Bolivia’s loan balance at the end of March 2013 was US$ 905.5 million, which fell slightly below (0.2%) the US$ 907.0 million reported in December 2012 but was 18.0% higher than the level posted in March 2012. The loan portfolio posted no significant variations QoQ. The YoY variation was due to expansion in Retail Banking loans (which represents 58.1% of BCP Bolivia’s total loans), which grew 26.1% YoY. Within this banking portfolio, the segments that reported the highest growth were Home Loans (+22.4% YoY); SME (+28.6% YoY); and Installment Loans (+35.0% YoY). The Wholesale Banking portfolio, which represents 39.8% of BCP Bolivia’s portfolio, posted slight growth of 8.4% YoY.

BCP Bolivia’s total investments at the end of March 2013 totaled US$ 405.9 million, which indicates growth of 37.6% QoQ and 31.7% YoY. This trend was associated primarily with the fact that investments in instruments from the Central Bank of Bolivia have increased.

21

BCP Bolivia’s deposits experienced 8.5% growth QoQ, which was due mainly to the 25.4% increase registered in time deposits. The YoY analysis indicates 21.1% growth, which was attributable to expansion in time deposits (+35.7%), demand deposits (+14.3%) and savings (+13%).

Net shareholders’ equity grew 3.4% QoQ and 16.1% YoY. The increase posted in the YoY result was due to the fact that no dividends were paid on the earnings generated in 2012.

Finally, BCP Bolivia maintained a solid and stable market share of 10.8% in current loans (ranked third in the banking system) and 11.5% in total deposits this Q.

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IV. Financiera Edyficar

Edyficar	Quarter			Change %
US$ 000	1Q13	4Q12	1Q12	QoQ	YoY
Net financial income	48,966	43,330	33,782	13.0%	44.9%
Total provisions for loan loasses	(8,532)	(8,696)	(5,280)	-1.9%	61.6%
Non financial income	498	685	223	-27.3%	123.3%
Operating expenses	(26,911)	(24,763)	(19,291)	8.7%	39.5%
Operating Income	14,021	10,555	9,434	32.8%	48.6%
Translation results	(2,787)	3,114	1,641	-189.5%	-269.9%
Income taxes	(3,173)	(2,437)	(3,136)	30.2%	1.2%
Net income	8,061	11,232	7,938	-28.2%	1.5%
Contribution to BCP	8,044	11,209	7,922	-28.2%	1.5%
Total loans (1)	811,725	761,129	554,363	6.6%	46.4%
Past due loans	31,844	29,380	21,975	8.4%	44.9%
Net provisions for possible loan losses	(55,936)	(52,487)	(38,269)	6.6%	46.2%
Total assets	1,164,132	1,064,396	922,821	9.4%	26.1%
Deposits and obligations	555,054	518,935	415,950	7.0%	33.4%
Net shareholders´ equity	100,260	98,357	69,787	1.9%	43.7%
PDL / Total loans	3.92%	3.86%	3.96%
Coverage ratio of PDLs	175.7%	178.6%	174.1%
Return on average equity (2)	21.4%	31.3%	25.7%
Branches	166	162	128
Employees	3,669	3,473	2,794

(1) Accrued interest on current loans is now included as part of total loans.

(2) Net shareholders´ equity includes US$ 50.7 millions from goodwill.

In 1Q13, Edyficar reported net income of US$ 8.1 million, which represents a 28.2% decline with regard to 4Q12’s figure. This result was primarily due to the impact of the depreciation of the Nuevo Sol (1.5%), which was reflected in a translation loss of US$ 2.8 million. If we eliminate the impact of the devaluation of local currency reflected in the translation result (ignoring the impact on all other accounts), net income would have grown 33.6 % QoQ, going from US$8,795 million to US$11,217 million.

Nevertheless, business evolution was very satisfactory in terms of operating income, which grew 32.8% QoQ due to an expansion in net interest income (NII,+13.0% QoQ). This dynamism was in turn attributable to the excellent evolution of the loan portfolio and on-target management of portfolio quality. All of the aforementioned offset the increase posted in operating expenses (+8.7%).

In the YoY comparison, net income grew 1.5% due to an increase in NII (+44.9%) and non-financial income (+123.3%). Both accounts helped absorb the increase in operating expenses (+39.5%) and higher provisions requirements (+61.6%).

In terms of volume and portfolio quality, the loan portfolio grew 6.6% QoQ to top US$ 811.7 million; this represents an expansion of 46.4% YoY that is consistent with business growth and the fact that Edyficar has increased its market share. The past due portfolio posted 8.4% growth QoQ, which led to a slight increase of 6 bps in the past due ratio (3.92% vs. 3.86%). Nevertheless, the coverage ratio for past due loans remains at comfortable levels and was situated at 175.7% at the end of 1Q13.

Net shareholders’ equity grew 1.9% in 1Q13 due to the increase posted in accumulated results. The return on average equity (ROAE) in 1Q13, including goodwill, was situated at 21.5% and without goodwill, at 32.5%.

In terms of the asset level, total assets grew 26.1% YoY due to loan growth of 46.4% and expansion in the investment portfolio. Fixed assets grew 18.6% due to growth at the agency level (from 128 locales to 166). The results obtained by Financiera Edyficar show that it continues to contribute to BCP’s objectives in terms of loan growth and earnings generation.

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V. Credicorp Investments (Credicorp Capital)

At the end of 1Q13, Credicorp’s regional investment banking business was operated primarily through four companies:

(i)	BCP Capital, the company that operates the investment banking business in Peru and which was the product of the spinoff of BCP’s businesses (mainly Credifondo, Credibolsa, Credititulos and Corporate Finance); BCP capital belongs to Grupo Credito (84.9%) and Credicorp (12.7%, directly);

(ii)	Correval (Colombia), 51% of which belongs to BCP, that we expect to transfer to a direct subsidiary of Credicorp after receiving the approval from the regulators in Colombia;

(iii)	IM Trust (Chile), 60.6% of which is owned by Credicorp; and

(iv)	CSI, a broker in the USA that specializes in trading services in the securities markets and which is 100% directly owned by Credicorp.

The objective is for Credicorp Investments (which is a 100% subsidiary of Credicorp) to become the holding that will operate the regional investment banking business, whose brand is Credicorp Capital. Currently, the Group is immersed in a process to consolidate and integrate this new regional organization.

Net income at Credicorp Capital in 1Q13 was US$ 8.3 million, of which BCP Capital generated 47.9%, followed by Correval with 35.7%; IM Trust with 15.1%; and CSI with 1.1%.

The aforementioned represented a contribution to Credicorp of US$ 6.3 million in 1Q13. These results are in line with Credicorp’s objective to develop capacities at the regional level and to assume the challenge of accompanying our clients in their growth and efforts to penetrate regional markets.

Gross income totaled US$ 49.4 million, 40% of which corresponds to the sales & trading business; 40% to the asset management business; 13 % to corporate finance services; and the remaining 7% to other business such as fees from trusts and treasury services. The sales & trading business is generated primarily through fixed and variable income transactions in the secondary market, along with the growing role of currencies and derivatives as well as equity and bond issues. The asset management business is associated mainly with mutual funds, followed by equity management, structured products, and others. Corporate Finance’s income comes from fees of structured financing, capital markets deals and advisory for mergers and acquisitions.

Expenses totaled US$30.6 million; the majority of were incurred for fees paid for distribution of products, salaries and employee benefits, administrative expenses and other expenses. In terms of operating efficiency, Credicorp Capital’s efficiency ratio was 73.0% in 1Q.

Credicorp Capital’s main transactions in 1Q13 at the regional level include the first international bond issuance in MILA, where Credicorp Capital participated by placing US$ 300 million at 10 years for Cementos Pacasmayo. The operation was originated and structured by the Corporate Finance team in Peru along with two international banks. Its distribution was a joint effort with the Capital Markets teams in all 3 countries, which generated a demand in the MILA region of US$ 1,200 million and a total demand of US$ 2,400 million.

In the same line, the Corporate Finance team in Peru along with two international banks (Bank of American and JP Morgan) structured the first international bond for Alicorp for US$ 450 million under regulation 144 A / RegS and obtained a demand for more than US$ 4,000 million, 20% of which came from investors in the MILA region.

Project Finance Magazine awarded the LATIN AMERICAN POWER DEAL OF THE YEAR to the financing operation for Cerro del Aguila, the company that was set up to develop a 507 MW hydroelectric generation project in Peru. The Corporate Finance team in Peru led the transaction, which closed in September, and acted as the co-arranger with 10 other national and international banks to obtain financing for US$591 million (our share was US$67 million).

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The Corporate Finance team at IM Trust participated in the deal to provide financing for US$ 100 million to Grupo Security, a diversified financial conglomerate, to allow it to buy the Cruz del Sur conglomerate, a financial services company.

The Stock Exchange of Colombia Bolsa de Valores de Colombia (BVC) chose Correval Comisionista de Bolsa as the winner of the highest number of BVC Prizes: 7 awards out of a total of 27.

At the end of 1Q13, Credicorp Capital’s AuMs totaled US$ 9,000 million, 53% of which correspond to BCP Capital, 19% to Correval and 28% to IM Trust.

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VI. Atlantic Security Bank

Atlantic Security Bank (ASB) reported net income of US$ 15.5 million in 1Q13, which represented an increase of 13.1% with regard to 4Q12’s figure. This increase was attributable primarily to income from sales of investment assets.

The bank’s core income grew 3.6% due to the increase in net interest income and dividend income. The increase registered in net income was associated with gains on sales of securities (+US$ 3.2 million).

In accumulated terms at the end of 1Q13, ASB’s contribution to Credicorp totaled US$ 15.5 million. This represents a 34.2% increase with regard to the figure reported at the end of the same period last year. This growth was also due to higher gains on sales of securities (+213.5%) and an increase in net interest income (9.8%).

ASB	Quarter			Change %
US$ million	1Q13	4Q12	1Q12	QoQ	YoY
Net interest income	10.3	9.7	9.4	6.6%	9.8%
Dividend income	0.3	0.2	0.2	53.7%	87.4%
Fees and commissions from services	2.0	2.2	2.5	-9.0%	-21.4%
Net gains on foreign exchange transactions	-0.1	0.0	-0.1	-100.0%	0.0%
Core income	12.5	12.0	11.9	3.6%	4.4%
Net Provisions	-0.3	0.0	0.0	100.0%	100.0%
Net gains from sale of securities	5.5	2.3	1.8	143.1%	213.5%
Other income	-0.1	1.9	-0.1	-102.6%	0.0%
Operating expenses	-2.2	-2.5	-2.1	-14.4%	5.0%
Net income	15.5	13.7	11.6	13.1%	34.2%
Net income / share	0.22	0.20	0.17	13.1%	34.2%
Contribution to Credicorp	15.5	13.7	11.6	13.1%	34.2%
Total loans	861.3	801.1	643.1	7.5%	33.9%
Total investments available for sale	831.6	802.5	832.1	3.6%	-0.1%
Total assets	1,787.3	1,768.5	1,569.5	1.1%	13.9%
Total deposits	1,333.6	1,396.8	1,319.5	-4.5%	1.1%
Net shareholder's equity	182.6	219.8	169.3	-16.9%	7.9%
Net interest margin	2.6%	2.5%	2.6%
Efficiency ratio	12.0%	15.5%	15.1%
Return on average equity	30.8%	25.8%	25.8%
PDL / Total loans	0.00	0.00	0.00
Coverage ratio	0.1%	0.1%	0.1%
BIS Ratio (*)	12.30%	16.79%	14.67%

(*) Basel II Bis Ratio = (Regulatory Capital - deductions) / (RWA Credit risk + Charge Operational risk + Charge Market risk).

Core income grew 3.6% QoQ due to the expansion reported in net interest income (+6.6%), which was in turn attributable to the increase registered in the volume of interest earning assets. This offset the effect of a decrease in fee income from fund management and banking services (-9%) as well as the loss of US$100,000 on foreign exchange transactions. In year-on-year terms core income grew 4.4%, which was once again due to the evolution of net interest income (+9.8%).

The increase seen in net income, which was 13.1% QoQ was attributable to higher gains on sales of securities (+US$3.2 million); this was in turn due primarily to gains on the sales of fixed income instruments (US$ 3.9 million).

This Q, ASB reported an efficiency ratio of 12.0%, which represented a 350 bps decline with regard to last quarter. The YoY analysis shows that the efficiency ratio improved given that it fell 351 bps below the result obtained at the end of March 2012.

The annualized ROAE this quarter reached 30.8%, which tops the 25.8% reported in 4Q12 and 1Q12. This result indicates that income growth has been consistent, which is in line with the increase posted in the volume of funds under management.

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Assets and Liabilities

Interest-earning assets totaled US$ 1,702 million, as is evident in the table below. Although total volumes have remained stable with regard to 4Q12, the asset portfolio has been restructured to favor more profitable venues: Cash and due to banks fell 57.3% while loans and investments increased 7.5% and 2.6% respectively. It is important to note that ASB has always maintained a good risk profile, which is evident in the fact that its portfolio is delinquency-free.

Interest earning assets*	Quarter			Change %
US$ million	1Q13	4Q12	1Q12	QoQ	YoY
Cash and deposits	58	137	67	-57.3%	-13.4%
Loans	861	801	643	7.5%	33.9%
Investments	782	762	791	2.6%	-1.1%
Total interest-earning assets	1,702	1,700	1,501	0.1%	13.3%

(*) Excludes investments in equities and mutual funds.

With regard to the investment portfolio, it is important to note that a significant portion of ASB’s instruments continue to be investment grade (68%), which reflects the bank’s prudent and sustained policy to concentrate portfolio investment in instruments with a good risk profile.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

Client deposits fell 4.5% QoQ but grew 1.1% YoY. To finance asset growth during the quarter, the Bank secured financing for short-term working capital, which explains the majority of the increase seen in other liabilities (+ US$119 million vs. 4T12). With regard to 1Q12, the variation in deposits was due to an increase in the funds captured from clients and in other liabilities as well as financing taken at the end of 1Q13.

Liabilities	Quarter			Change %
US$ million	1Q13	4Q12	1Q12	QoQ	YoY
Deposits	1,334	1,397	1,320	-4.5%	1.1%
Other liabilities	271	152	81	78.6%	236.1%
Total Liabilities	1,605	1,549	1,400	3.6%	14.6%

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Net shareholders’ equity fell 16.9% QoQ, which was attributable to the dividends declared for payment to shareholders (US$48 million). In YoY terms, the 7.9% expansion is associated with an increase in the market value of investments, which was reflected in the unrealized gains account (+US$9 million) and in quarterly income (+US$3.9 million). All of the aforementioned growth was due to the positive evolution of the securities market and the strategies the Bank has implemented throughout the year to maximize shareholder returns.

The BIS ratio at the end of 1Q13 was situated at 12.30%, which falls below the 16.79% reported in 4Q12. The aforementioned was due to an increase in risk-weighted assets (growth in loans and investments) and in the quality of the same. This was accompanied by an expansion in regulatory capital due to higher earnings this Q. It is important to note that the Bank’s minimum ratio remains at 12%.

Assets under management

Assets under management (AuM), which include client deposits, investment funds and financial instruments in custody, totaled US$5,567 million (market value) at the end of 1Q13. This represents a US$ 209 million increase with regard to 4Q12 and growth of US$ 589 million YoY. These results were attributable to an increase in the investment stock (+3.7% QoQ; +12.3% YoY) as well as market effects (appreciation in the prices of these instruments).

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VII. Pacifico Grupo Asegurador (PGA)

In the first quarter of 2013, PGA reported net income before minority interest of US$ 11.5 million, which falls 32.5% below last quarter’s result. This contraction was attributable to seasonality in claims occurrences in the Property and Casualty Insurance segment during the first few months of the year (rainy season in the country’s provinces). Nevertheless, in YoY terms, net income posted a substantial improvement (+133%) due to a significant increase in premium turnover and adequate control of exposure to severe claims.

A QoQ analysis shows that the underwriting result fell from US$ 33.6 million in 4Q12 to US$ 24.5 million (-27%) due to an increase in claims. In YoY terms, the underwriting result increased 383% with regard to 1Q12 due to the underwriting results posted for the Life business (-US$ 5.4 million in 1Q12 vs. US$ 3.0 million in 1Q13) and Property and Casualty (US$ 4.5 million in 1Q12 vs. US$ 10.9 million in 1Q13).

Operating expenses fell 10.8% QoQ, which attenuated the underwriting result’s negative effect on net income. In comparison to the same period last year, operating expenses increased in the Property and Casualty and Life businesses (+26.6%). The increase in the P & C business was attributable to projects to develop alternative distribution channels and efforts to expand the company’s coverage in the provinces (higher headcount). Growth in expenses in the Life business was associated with higher expenditures for advertising.

Financial income totaled US$ 29.4 million in 1Q13, which topped 4Q12’s result of US$ 28.5 million. This improvement was attributable to higher gains on sales of securities in the Life Insurance business. The YoY analysis indicates little variation.

The translation result this Q was negative (- US$ 2.0 million), which contrasts with the scenario in previous periods: US$ 3.1 million in 4Q12 and US$ 1.8 million in 1Q12. This had a particularly significant impact on the Life business.

It is important to note the EPS business (including medical services) reported net income of US$ 1.3 million, which compares favorably with the US$ 4.6 million loss reported in 4Q12 and the US$ 0.007 million result registered in 1Q12.

In this context, PGA’s contribution to Credicorp was US$ 11.3 million in 1Q13, which represents a 33.4% decline with regard to 4Q12’s result (US$ 16.9 million) but indicates growth of133.4% with regard to 1Q12 (US$ 4.8 million).

Period	Net earnings *				Adjustment for	Total Contribution
US$ thousand	PPS	PV	EPS **	PGA	consolidation	to BAP
1Q12	(6,562)	11,489	7	4,922	(99)	4,823
2Q12	6,695	16,291	1,186	24,155	(492)	23,663
3Q12	8,697	14,976	(2,336)	21,060	(443)	20,617
4Q12	4,911	16,889	(4,573)	16,942	(47)	16,895
1Q13	(4,767)	14,936	1,338	11,467	(208)	11,259
QoQ	198%	-12%	129%	-32%	n.a.	-33%
YoY	27%	30%	>999%	133%	n.a.	133%

*Before including minority interest.

**Includes Medical Services.

Pacifico Property and Casualty (PPS)

PPS reported a loss of US$ 4.8 million in the first quarter of 2013, which represents a variation of -197.2% QoQ. This result was primarily attributable to the fact that the underwriting result fell (-50% QoQ) due to an increase in net claims (+24.6%) in the Property and Casualty segment (55.7% loss ratio) and Vehicle Insurance Segment (69.1% loss ratio); these increases coincided with the rainy season in the country’s provinces, which occurs during the first few months of every year. In YoY terms, PPS went from posting a loss of US$ 6.6 million in 1Q12 to a loss of US$ 4.8 million, given that higher net premiums were generated and the fact that there were fewer severe claims in the Fire and Technical Lines.

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The following table provides details on the results of the property and casualty lines.

Underwriting Result by Business Unit

	1Q13				4Q12				1Q12
Underwriting Result by Business Unit US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	29.3	25.1	16.9	71.4	28.7	24.4	18.2	71.3	25.0	21.1	17.3	63.4
Underwriting results	0.9	6.5	3.5	10.9	6.9	4.4	10.6	21.9	3.2	4.2	(2.9)	4.5
Loss ratio	69.1%	63.3%	55.7%	63.9%	50.3%	71.7%	25.4%	51.3%	58.5%	68.7%	106.6%	75.0%
Underwriting results / net earned premiums	3.1%	26.0%	20.6%	15.3%	24.1%	18.0%	57.9%	30.7%	12.7%	20.1%	-16.8%	7.1%

•	The Vehicle Insurance segment posted an underwriting result of US$ 0.9 million in 1Q13, which falls below the results posted in previous quarters (-87.0% QoQ and -71.7% YoY) due to an increase in the loss ratio. Claims progressed as follows: US$ 14.6 million in 1Q12 US$; 14.4 million in 4Q12; and US$ 18.3 million in 1Q13.

•	The Private Medical segment reported a net earned premium of US$ 25.1 million, which represents an increase of 3% QoQ and 19.2% YoY. This led to an underwriting result of US$ 6.5 million in 1Q13 (+8% QoQ and +5.9% YoY). The underwriting result is attributable to a decline in the Loss Ratio.

•	The Property and Casualty (P & C) segment posted an underwriting result of US$ 3.5 million in 1Q13, which represents a 66.9% drop with regard to 4Q12. This result was due to an increase in net claims of US$ 4.8 million and a drop in premium turnover of US$ 31.6 million. The YoY analysis shows a variation of +US$ 6.4 million. This was mainly attributable to a more favorable scenario in the fire, technical and aviation lines, which posted no severe claims. This contrasts with the situation observed in 1Q12, when severe claims totaled US$ 11.1 million.

With these results, PPS achieved a combined ratio of 116.4% in 1Q13, which can be broken down as follows: 63.9 points for costs and expenses for net claims (loss ratio); 20.8 points for business acquisition costs; and 31.7 points for general or administrative expenses.

Pacifico Life (PV)

In the first quarter of 2013, Pacifico Life reported net income before minority interest of US$ 14.9 million, which represents a 11.6% drop with regard to the total reported in 4Q12 (US$ 16.9 million). This result was attributable to a decline in the underwriting result and translation losses (-33% QoQ). Net income before minority interest rose 30% YoY (US$ 11.5 million) due to an increase in premium turnover (+14% YoY) and a lower loss ratio.

The quarterly variation seen in the underwriting result (US$ -1.5 million) was attributable primarily to a drop in underwriting income (- US$ 2.3) given that last Q’s result was particularly high due to an exceptional entry for reinsurance profit sharing, which was reported in November 2012, and to annual billing to the Health Business for shared expenses. The yearly variation in the underwriting result was due to higher premium turnover (+14%), particularly in the Disability and Survivor, and Credit Life lines, and to a decline in the loss ratio.

Net financial income grew 8% QoQ due to higher gains on sales of securities, which rose from US$ 1.8 million in 4Q12 to US$ 4.0 million in 1Q13.

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Finally, the translation loss in 1Q13 totaled –US$ 1.8 million, which contrasts with the US$ 2 million gain reported in 4Q12 and the US$ 1.5 million gain seen in 1Q12.

Pacífico Vida

Products	Total Premiums			Change %
US$ million	1Q13	4Q12	1Q12	QoQ	YoY
Individual life	19.7	19.7	18.1	0.0%	8.8%
Individual annuity	24.5	25.5	27.5	-4.0%	-10.9%
Disability & survivor (Pension)	25.1	19.6	19.5	27.8%	28.7%
Credit Life	17.8	17.8	13.3	-0.2%	33.8%
Personal accidents	4.8	4.9	4.6	-1.5%	4.3%
Group life (Law)	4.6	3.7	4.2	23.5%	9.5%
Group life	5.6	4.9	3.3	15.3%	69.7%
Limited workers compensation	7.0	5.3	5.5	33.0%	27.3%
TOTAL	109.1	101.4	96.0	7.6%	13.6%

Pacifico Health (EPS)

During the first quarter of 2013, Pacifico Salud reported net income in the Insurance Business (before medical services) for US$2.3 million, which represents an improvement over the loss of –US$ 1.9 million posted in 4Q12 and the US$ 0.5 million loss reported in 1Q12. Our Medical Services Provider business posted a result of -US$0.9 million, which compares favorably with the loss of-US$ 2.6 million in 4Q12 but falls below the positive result registered in 1Q12 of US$ 0.5 million.

If we combine the results of both business, Pacifico Salud’s net income was US$ 1.3 million, which represents an improvement with regard to 4Q12 (-US$ 4.6 million) and 1Q12 (US$ 7 mil).

The improvement in the Insurance Business’s result is associated with an increase in the operating result, which evolved as follows: -US$ 1.1 million in 4Q12;-US$ 0.8 million in 1Q12; and US$ 2.2 million in 1Q13.

The underwriting result also improved +75.6% QoQ. This was due primarily to a drop in the loss ratio, which fell from 84.8% in 4Q12 to 79% in 1Q13 given that the frequency of medical services was higher in the previous quarter.

The underwriting result totaled US$ 7.9 million in 1Q13, which topped the US 5.4 million reported in 1Q12 (+45.1%). Net earned premiums increased US$ 10.2 million (+20.8% YoY) due to a US$ 6.9 million increase in net claims (17.2% YoY). The price adjustments that have been made in the majority of health plans have generated a positive effect on the loss ratio, which dropped from 81.5% in 1Q12 to 79% in 1Q13. This effect was partially mitigated by an increase in fees and expenses for commercial support (+23.6%).

General expenses increased US$ 0.1 million (+2.5% QoQ) with regard to 4Q12’s figure. This expansion was associated with higher expenditures for infrastructure and technology services this Q.

In year-on-year terms, general expenses fell -US$ 0.5 million (-8.7% YoY). This favorable evolution was due to a reduction in expenses relative to advertising, consultancy and advisory services. In 1Q12, EPS absorbed expenses related to the acquisition of clinics to implement the comprehensive plan for health risk. These expenses were one-time in nature and as such, our expense structure improved this period.

Medical Subsidiaries

At the end of 1Q13, the medical subsidiaries reported an underwriting result of US$ 8.6 million, which represented a decline of US$ 1.7 million with regard to 4Q12 (-17%) due to: (1) the seasonal effect of a decrease in sales at the network’s clinics (summer vacation and Easter) and(2) delays in the implementation of new hospital and ambulatory services. Nevertheless, this result represents an increase of US$ 2.9 million with regard to 1Q12 (52%).

The bottom line for the consolidated results registered a loss after minority interest of US$ 0.74 million in 1Q13, which compares favorably with the US$ 2.3 million loss posted in 4Q12 (+67%). This improvement was due to the fact that general expenses fell this Q, which was in turn attributable to the drop in recognized charges and provisions as well as the effect generated by other income after accounting provisions were lifted. Nevertheless it is important to note that in 1Q13, the company began to recognize the advertising and promotion expenses incurred by the largest private healthcare network in the country.

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(US$ 000)	1Q13	4Q12	Change %
Underwriting result*	8,629	10,361	-16.7%
Financial income**	189	-668	-128.3%
Operating expense	9,799	14,080	-30.4%
Translation result	0	576	-100.0%
Income before minority interest	-938	-2,661	-64.8%
Net income	-744	-2,284	-67.4%

*Income from medical service - cost from medical service.

**Considers Other income.

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VIII. Prima AFP

In 1Q13, Prima AFP’s net income totaled US$ 11.6 million, which represents a 43% increase with regard to the net income reported for the last quarter of 2012. This difference was due primarily to an extraordinary deferred income of US$ 5.4 million that was registered (IFRS) in the last quarter of 2012. This adjustment was retrospective and accounted for commissions since the beginning of Prima’s operations. It should be noted however that a commission deferment will continue to be registered each Q but will only account for quarterly volumes. Additionally, this Q the company posted fewer charges for personnel but registered increases in expenditures for third-party services; both of these concepts were associated with the process of SPP Reform. The expenses associated with this processes will only be incurred once.

Income in 1Q13 reflects the effect of capturing more than 117 thousand new affiliates in the period from October 2012 to February 2013 under the tender agreement to assign new entrants to the SPP.

Quarterly main indicators and market share	PRIMA 1Q13	System 1Q13	Share 1Q13%	PRIMA 4Q12	System 4Q12	Share 4Q12%
Affiliates	1,416,353	5,341,222	26.5%	1,339,180	5,268,457	25.4%
New affiliations (1)	78,721	78,721	100.0%	65,763	65,769	100.0%
Funds under management US$ million	12,241	38,759	31.6%	11,964	37,967	31.51%
Collections US$ million (1)	239	714	33.5%	226	681	33.2%
Voluntary contributions US$ million	105	240	43.8%	102	230	44.1%
RAM US$ million (2)	693	2,086	33.2%	663	2,044	32.4%

Source: Superintendencia de Banca, Seguros y AFP.

(1) Accumulated to the Quarter.

(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Rights

Similar to last quarter, in the first three months of 2013, Prima AFP, as the winner of the first affiliate assignment block, had the exclusive right to capture new affiliates to the SPP until the AFP that won the right to the second block had the opportunity to fully establish operations to attend to these new entrants. This extraordinary and unforeseen opportunity explains the significant growth reported this Q. During this period, the affiliation volume totaled 78,721, which represents growth of 19.7% QoQ that was attributable to the company’s commercial efforts and moves to extend coverage throughout the country.

In terms of RAM (monthly insurance remuneration), constant growth was evident in 1Q13. In this context, RAM increased 4.5% QoQ to total US$ 693 million at the end of 1Q13. Once again, Prima AFP consolidated its leadership with a market share of 33.2% in terms of RAM, which is the income base for AFPs.

As of March 2013, the portfolio managed by Prima AFP totaled US$ 12,241 million, which represents 31.6% of the total portfolio managed by the System and situates the company in first place in terms of market share.

Prima AFP’s collections for new contributions in the first quarter of 2013 totaled US$ 239 million, which represents 33.5% of the system’s total. This figure outstrips the total amount collected in 4Q12 by 5.8% and indicates growth of 21.7% YoY.

These results once again confirm that Prima AFP continues to grow and lead the market as it consolidated its position in terms of RAM, contribution volumes, and value of the portfolio under management.

Investments

In the first quarter of 2013, the international markets showed less volatility than last year. Nevertheless, uncertainty continues on the global economic scene.

On the local scene, the Peruvian economy continued to perform well and posted stable indicators for growth. In this context, Prima AFP continues to apply a conservative investment policy that favors companies with solid fundamentals in an environment characterized by more significant global risks.

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In terms of the profitability of funds under management, during the last 12 months (March 2013 / March 2012), the results were 10.7%, 6.9%, and 3.5% for funds 1, 2 and 3 respectively. These results situate Prima AFP in third place in the system’s profitability ranking for Fund 1, second in terms of Fund 2 and third for Fund 3.

If we extend the period of evaluation to 7 years (March 2013 / March 2006), Prima AFP’s Fund 2, which represents 65.8% of its total funds under management, achieved annualized nominal yield of 11.6% while the SPP’s average yield was 10.9%. It is important to note that during the same period, the profitability of Prima AFP’s Fund 2 was ranked first in the system.

During the period covering the creation of the SPP to date (March 2013/December 1993[1]), the annualized yield of the AFPs’ funds under management has been 13.1% in nominal terms and 8.2% in real terms.

The following table shows the structure of the portfolio managed by Prima AFP at the end of the first quarter of 2013:

Funds under management as of March 2013	Mar 13	Share %	Dic 12	Share %
Fund 1	1,318	10.8%	1,272	10.6%
Fund 2	8,057	65.8%	7,897	66.0%
Fund 3	2,866	23.4%	2,795	23.4%
Total US$ millon	12,241	100.0%	11,964	100.0%

Source: Superintendencia de Banca, Seguros y AFP.

Financial Results

Income

In the first quarter of the year, Prima AFP’s income was US$ 33.6 million, which represents growth of 36.7% QoQ and 13.8% YoY. As indicated at the beginning of this report, this difference was due to the deferred income that was earned at the end of the previous quarter and the increase reported in affiliate captures.

Our RAM indicator, which is the aggregate of our affiliates’ salaries, shows an upward trend in the first quarter for 693 million, which tops the 663 million reported in 1Q12 by 4.5%.

Estimate of base to calculate earnings	PRIMA	System
US$ million	Mar 2013	Mar 2013	Share %
Administrative fees (1)	1.60%	1.82%	n.a.
RAM base (2)	663	2,086	33.2%

PRIMA AFP estimates. In accordance to local public infomation, (SMV).

(1) System administrative fee: simple average.

(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenses

Administrative and sales expenses in the first quarter of 2013 totaled US$14.1 million, which represents a decline of 10.6% with regard to last quarter. This reduction was primarily due to lower charges for administrative and sales personnel in the framework of SPP reform. In year-on-year terms, administrative and sales expenses rose 11.3%. This was due mainly to the expenses incurred in the process to allow affiliates to select a commission scheme and other expenses related to the SPP Reform.

This quarter, the depreciation and amortization costs totaled US$ 1.8 million and included charges for the amortization of intangible assets (obtained in the merger with Union Vida) as well as for the amortization of real estate, equipment and systems.

Operating income in 1Q13 totaled US$ 17.8 million, which far exceeded the US$ 6.6 million reported last quarter. Based on this result, and after deducting other income and expenses as well as income tax provisions, net income totaled US$ 11.6 million. In comparison to 4Q12’s net result, earnings increased 43.0% whereas the QoQ analysis shows growth of 26.7%.

[1] The information that dates furthest back on SBS’s web page.

34

In 1Q13, return on average equity (ROAE) reached 29.6%, which represents a considerable increase with regard to last quarter’s result (18.3%).3

At the end of March 2013, Prima AFP reported an asset level of US$ 277.6 million; shareholders’ equity of US$ 144.4 million; and liabilities for a total of US$ 133.2 million.

In IQ13, Prima AFP’s liabilities decreased as a result of a payment made in March 2013 to reduce capital stock by US$ 26.3 million. On the other hand, shareholder’s equity decreased this Q product of the declaration of dividends for US$ 38.5 million for the year 2012.

The table below contains our financial results:

Main financial indicators	Quarter			Change %
(US$ thousand) (1)	1Q13	4Q12	1Q12	QoQ	YoY
Income from commissions	33,649	24,616	29,577	36.7%	13.8%
Administrative and sale expenses	(14,116)	(15,787)	(12,679)	-10.6%	11.3%
Depreciation and amortization	(1,762)	(2,202)	(2,065)	-20.0%	-14.7%
Operating income	17,772	6,627	14,833	168.2%	19.8%
Other income and expenses, net	(218)	2,755	(237)	-107.9%	-7.9%
Income tax	(5,719)	(1,615)	(5,481)	254.1%	4.3%
Net income before translation results	11,834	7,767	9,115	52.4%	29.8%
Translations results and deferred liabilities	(218)	355	55	-161.3%	-496.0%
Net income	11,617	8,122	9,170	43.0%	26.7%
ROAE (2)	29.6%	18.3%	21.5%	61.7%	37.7%
Total assets	277,640	310,821	304,417	-10.7%	-8.8%
Total liabilities	133,232	141,713	141,539	-6.0%	-5.9%
Net shareholders' equity	144,408	169,108	162,878	-14.6%	-11.3%

(1) IFRS.
(2) Net shareholder's equity include unrealized gains from Prima's investment portfolio.

Changes related to the Private Pension System Reform

In the third quarter of the year, SPP affiliates began the process to choose the commission scheme that will be applied to their funds under management. According to the norm, affiliates must choose between a flow commission (a percentage of monthly remuneration) or a mixed commission (a combination of a flow commission and a commission on the account balance). Initially, the norm set a deadline of March 31st, 2013 for all affiliates to choose their commission scheme but due to the large number of affiliates, the SBS has extended the deadline to May 31st of this year. At the end of March, 270,000 of Prima AFP’s affiliates had chosen to remain in the flow commission scheme.

3 Calculation of ROAE over total shareholder’s equity (includes unrealized earnings on reserves).

35

IX. Economic Outlook

Economic Activity

In February, the economy grew 5.0% versus 6.2% the previous month. The result showed two differentiated behaviors given that the non-primary sectors linked to internal demand, such as construction, commerce and services, maintained a good pace of growth while the export sectors, both primary and non-primary, were affected by a drop of almost 20% in the first quarter in the average volumes destined for the external market. In this context, our estimate for growth in 2013 is 6.3% with a slight upward bias that will depend on the global economy’s performance in the next few months.

In terms of spending components, the dynamism of private spending is reflected in the fact that investment rates, which are growing by double digits, are on the rise while household consumption remains stable. This is unfolding in a context marked by wage increases and the favorable evolution of economic agents. Public expenditure continues to increase both in terms of investments and current expenditure.

Business expectations continued to fuel the favorable evolution of investment in 1Q13 and will continue to drive improvements in this regard in the next two quarters. Our outlook for growth is based on the dynamism of non-primary sectors such as construction, commerce and services as well the fact that various mining projects are underway in the country’s interior. By spending type, growth will depend primarily on private investment and public consumption.

Gross Domestic Product and Internal Demand

(Annualized percentage variation)

External Sector

In the first few months of 2013, the trade balance accumulated a negative result of US$ 539 million after reporting a deficit of US$ 377 million in Jan-13 and US$ 162 million in Feb-13. Exports totaled US$ 6,400 million, which represented a decline of 18.0% with regard to the same period in 2012. The aforementioned decreases were due primarily to a 22.0% drop in the sales of traditional products, which was due to a decline in exports of gold, copper and fish meal. Non-traditional exports fell 3.8% due to a reduction in the demand for textile products in the USA and Venezuela.

Imports totaled US$ 6,939 million, which represented 12.5% growth with regard to January-February 2012. Imported volumes increased 12.4% due to more purchases of durable goods, inputs and capital goods. The average price of imports reported no variation. In this context, the accumulated trade balance for the last twelve months totaled US$ 2,352 million. This was the lowest level recorded since July-09.

36

International reserves (INR) continued to accumulate following the BCR’s intervention to buy dollars in the exchange rate market. At the end of 1Q13, INR totaled US$ 67,918 million versus US$ 12,129 million at the end of 2012. The increase in INR posted in this period was due primarily to more net purchases of foreign currency in the Trading Room for a total of US$ 4,370 million. This was attributable to the increase in deposits in the financial system for a total of US$ 454 million; deposits from the public sector for US$ 1,415 million; and the fact that returns on investment improved by US$ 164 million. The aforementioned was partially offset by a US$ 606 million decrease in the valuation of investments and sales to the Public Treasury for US$ 1,842 million to pay the external debt.

Exports and Imports

(3 month moving average annual % var.)

Prices and the Exchange Rate

Annual inflation in Mar-13 was situated at 2.59%, which indicates a gradual reversal of the downward trajectory observed since the end of 2011 (4.74%). Despite this recovery, reversals of supply shocks have continued. Seasonal factors, including the increase in the cost of education, explain the evolution of this result. The recovery seen in the price of non-negotiable components, such as the cost of education, reflects March’s seasonality and is further proof that these services have become more expensive. In this context, inflation thus far this year is within BCR’s target range (2% +/- 1pp). The monetary authority expects inflation to converge at 2%, which is slightly below our projection of (2.4%) in a context in which inflationary pressures from the demand side remain moderate.

Based on the aforementioned, the BCR is expected to maintain the reference rate in 2013. This decision is guided by the fact that inflation is still below the target range thanks to the reversal of seasonal factors on the supply side and the fact that the economy’s pace of growth is close to its potential. Nevertheless, given that uncertainty in the external sector continues to have impact on the terms of exchange and growth in developing and emerging economies, the BCR has indicated that it will continue to watch the evolution of these indicators to intervene if necessary.

The appreciatory trend seen in the exchange rate reverted in 1Q13. This was due primarily to the measures that BCR is adopting to limit appreciatory movements in the Nuevo Sol. Additionally, institutions such as the SBS and MEF have supported this effort by applying measures to complement BCR’s interventions in the exchange rate market and moves to vary reserve requirements by increasing the limit that pension funds (AFPs) can invest abroad and upping the State’s purchases of US dollars for: pre-payments, external debt service obligations, and to increase the Fiscal Stabilization Fund. In this context, the exchange rate was S/. 2.59 at the end of 1Q13, which represents a slight depreciation of 1.5%. The Nuevo Sol’s upward trend may persist if the BCR, MEF and SBS continue to intervene. In the period in question, the BCR intervened in the exchange market to purchase US$ 4,370 million, which is a particularly sizable amount that is equivalent to 33% of that purchased in 2012 (which was a record-breaking year for BCR purchases). To this, we must add the increases in reserve requirements, which were subjected to differentiated increases that reflected explicit concerns about the exchange rate (just as BCRP announced in January) and dynamism in FE loans. As such, we estimate that the exchange rate will be situated at S/.2.50 - S/.2.52.

37

Consumer Price Index	Exchange Rate
(Annual percentage variation)	(Nuevos Soles for US$)

Fiscal Sector

At the end of February 2013, the non-financial public sector reported an economic surplus of S/. 5,996 million, which falls below the S/. 463 million posted for the same period in 2012.

The general government’s current income as of feb-13 totaled S/. 19,554 million, which represents a real increase of 3.8% with regard to January-February 2012 and reflect the fact that collections continued to grow. This result is composed of growth in tax revenues (3.8%) and non-tax revenues (3.7%). The behavior of tax revenues mainly reflects the evolution of IGV and income tax, which expanded 4.6% and 4.3% respectively over the last two months. In terms of non-tax revenues, growth in collections for individuals (6.6%) as well as companies (6.1%)was noteworthy. The evolution of company collections was affected by a 26.7% decline in revenues from the mining sector given that the prices for our mineral exports have declined along with production. In contrast, company income tax collections grew in the following sectors: service (16.3%), commerce (23.8%) and construction (18.9%), which was in line with the evolution of the local economy.

In January-February, the general government’s non-financial expenditures (S/. 12,138 million) reported real growth of 10.0% due to an increase in expenditures at all three government levels (8.9% at the national government level, 11.4% at the regional government level and 11.8% at the local government level). In the case of the national government, an increase in expenditure corresponds to more expenses to cover investment projects (30.0%) and an increase in salaries for public servants in the Education Sector.

At the regional government level, the increase in salaries was noteworthy (16.0%) and covers raises for teachers, health personnel and administrative workers as well higher gross fixed capital formation (13.2%). Finally, the increase in expenditures at the local government level was due to higher gross fixed capital formation (13.5%) and more acquisitions of goods and services (12.5%).

Given the moderation observed in revenues, the fact that non-financial expenditure is expected to increase this year, and higher expenditures for gross capital formation, we believe the fiscal surplus will be 1.1% of GDP in 2013, which falls below the result reported for 2012.

38

Tax Income of the Central Government

(Annualized in Nuevos Soles billions)

Financial Sector

At the end of February, the loans issued by financial entities that are authorized to capture deposits expanded at an annual rate of 15.0%, which was consistent with the moderation induced by the BCR, particularly in the US dollar segment. In absolute terms, expansion was led by growth in personal loans (18.2%), where mortgage loans were the star component (24.9%). At the level of consumer loans, growth in car loans continued to stand out (25.1%). The dollarization coefficient for total loans was 43.1%; this figure has remained basically the same since Aug-12. By loan types, the dollarization of company loans was 54.0% (53.6% in December) while the dollarization level of mortgage loans fell to 44.3% (44.8% in December). During the same period, consumer loan dollarization reached 10.0% (9.7% in December). In keeping with its objective to moderate loan growth in US dollars, the BCR has increased reserve requirements for US dollars every month thus far this year (43.4% in February versus 41.2% in November 2012).

Main Economic Indicators

	2010	2011					2012
	Year	IT	IIT	IIIT	IVT	Year	IQ	IIQ	IIIQ	IVT	Year
GDP (US$ MM)	153,964	40,978	44,644	44,819	46,321	176,761	46,793	50,335	49,970	52,584	199,682
Real GDP (var. %)	8.8	8.8	6.9	6.7	5.5	6.9	6.0	6.4	6.8	5.9	6.3
GDP per-capita (US$)	5,189	5,494	5,972	5,982	6,169	5,904	6,218	6,674	6,611	6,941	6,611
Domestic demand (var. %)	13.1	10.5	7.9	5.5	5.2	7.2	4.7	7.5	9.8	7.6	7.4
Consumption (var. %)	6.0	6.4	6.4	6.3	6.4	6.4	6.0	5.8	5.8	5.8	5.8
Private Investment (var. %)	23.2	12.4	4.7	1.3	3.3	5.1	16.3	15.7	17.1	11.3	14.9
CPI (annual change, %)	2.1	2.7	2.9	3.7	4.7	4.7	4.23	4.00	3.74	2.65	2.6
Exchange rate, eop (S/. per US$)	2.82	2.80	2.75	2.77	2.70	2.7	2.67	2.67	2.60	2.55	2.55
Devaluation (annual change, %)	-2.4	-1.2	-3.2	-0.6	-4.4	-4.4	-4.85	-2.82	-5.32	-5.32	-5.4
Exchange rate, average (S/. per US$)	2.83	2.78	2.77	2.75	2.70	2.7	2.67	2.67	2.60	2.57	2.63
Non-Financial Public Sector (% of GDP)	-0.3	6.0	5.5	1.3	-4.9	1.9	7.1	6.9	1.0	-6.2	2.1
Central government current revenues (% of GDP)	17.2	18.9	19.4	17.1	17.1	18.1	19.2	19.6	17.5	17.7	18.5
Tax Income (% of GDP)	14.8	16.2	16.5	14.6	14.8	16	16.6	16.5	15.3	15.5	16.0
Non Tax Income (% of GDP)	2.4	2.7	3.0	2.5	2.3	3	2.5	3.1	2.3	2.1	2.5
Current expenditures (% of GDP)	11.8	11.1	13.0	11.3	12.6	12	10.0	9.9	13.9	14.2	12.0
Capital expenditures (% of GDP)	6.4	2.7	4.1	3.8	6.1	4	2.7	3.5	4.5	6.2	4.3
Trade Balance (US$ MM)	6,750	1,906	2,181	3,210	2,004	9,302	2,401	585	594	946	4,527
Exports (US$ MM)	35,565	10,106	11,752	12,900	11,511	46,268	11,974	10,586	11,611	11,468	45,639
Imports (US$ MM)	28,815	8,200	9,570	9,690	9,507	36,967	9,573	10,001	11,017	10,522	-41,113
Current Account Balance (US$ MM)	-2,625	-1,235	-1,361	49	-794	-3,341	-671	-1,927	-2,626	-1,913	-7,136
Current Account Balance (% of GDP)	-2.5	-3.0	-3.0	0.1	-1.7	-1.9	-1.4	-3.8	-5.3	-3.6	-3.6

Source: BCR, INEI, estimated by BCP.

39

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

40

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, IFRS)

	As of			Change %
	Mar 13	Dec 12	Mar 12	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	1,188,601	985,101	1,011,854	20.7%	17.5%
Interest bearing	7,561,309	6,770,828	5,295,754	11.7%	42.8%
Total cash and due from banks	8,749,910	7,755,929	6,307,607	12.8%	38.7%

Marketable securities, net	348,024	272,512	160,579	27.7%	116.7%

Loans	21,674,015	21,476,520	18,094,523	0.9%	19.8%
Current	21,246,565	21,104,158	17,794,433	0.7%	19.4%
Past due	427,451	372,362	300,090	14.8%	42.4%
Less - net provisions for possible loan losses	(738,580)	(699,022)	(564,058)	5.7%	30.9%
Loans, net	20,935,436	20,777,499	17,530,465	0.8%	19.4%

Investments securities available for sale	8,200,369	7,700,915	7,629,633	6.5%	7.5%
Reinsurance assets	196,470	167,460	167,448	17.3%	17.3%
Premiums and other policyholder receivables	198,436	183,983	167,308	7.9%	18.6%
Property, plant and equipment, net	581,865	563,856	481,906	3.2%	20.7%
Due from customers on acceptances	51,776	100,768	57,506	-48.6%	-10.0%
Other assets	3,252,157	3,623,710	1,658,570	-10.3%	96.1%

Total assets	42,514,442	41,146,632	34,161,024	3.3%	24.5%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and Obligations
Non-interest bearing	6,644,805	6,634,744	5,841,141	0.2%	13.8%
Interest bearing	18,658,795	17,416,036	15,340,563	7.1%	21.6%
Total deposits and Obligations	25,303,600	24,050,779	21,181,704	5.2%	19.5%

Due to banks and correspondents	3,784,676	3,490,043	2,514,012	8.4%	50.5%
Acceptances outstanding	51,776	100,768	57,506	-48.6%	-10.0%
Reserves for property and casualty claims	1,455,832	1,373,350	1,241,936	6.0%	17.2%
Reserve for unearned premiums	243,378	241,649	206,098	0.7%	18.1%
Reinsurance payable	66,402	68,536	54,118	-3.1%	22.7%
Bonds and subordinated debt	4,741,961	4,815,843	3,910,331	-1.5%	21.3%
Other liabilities	2,550,696	2,621,387	1,426,244	-2.7%	78.8%
Minority interest	195,937	216,311	75,323	-9.4%	160.1%
Total liabilities	38,394,258	36,978,665	30,667,271	3.8%	25.2%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,908)	(74,630)	(74,673)	0.4%	0.3%
Capital surplus	93,048	107,883	107,018	-13.8%	-13.1%
Reserves	2,895,550	2,306,561	2,319,050	23.3%	22.6%
Unrealized gains	518,300	515,495	453,880	0.5%	14.2%
Retained earnings	216,282	840,748	216,566	-68.1%	23.9%
Net shareholders' equity	4,120,184	4,167,968	3,493,753	-1.1%	17.9%

Total liabilities and net shareholders' equity	42,514,441	41,146,633	34,161,024	3.3%	24.5%

Contingent credits	15,520,612	14,866,535	12,401,677	4.4%	25.1%

41

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %
	1Q13	4Q12	1Q12	QoQ	YoY

Interest income and expense
Interest and dividend income	644,947	627,540	524,658	2.8%	22.9%
Interest expense	(194,298)	(196,804)	(152,407)	-1.3%	27.5%
Net interest income	450,648	430,736	372,252	4.6%	21.1%

Net provisions for loan losses	(94,782)	(102,964)	(69,639)	-7.9%	36.1%

Non financial income
Fee income	196,647	204,111	162,848	-3.7%	20.8%
Net gain on foreign exchange transactions	48,086	49,628	39,253	-3.1%	22.5%
Net gain on sales of securities	23,356	34,727	29,755	-32.7%	-21.5%
Other (1)	14,110	2,109	5,962	569.0%	136.7%
Total non financial income, net	282,199	290,576	237,819	-2.9%	18.7%

Insurance premiums and claims
Net premiums earned	194,257	190,782	158,534	1.8%	22.5%
Net claims incurred (4)	(28,405)	(25,906)	(34,498)	9.6%	-17.7%
Increase in cost for life and health policies	(103,286)	(96,508)	(94,363)	7.0%	9.5%
Net technical commissions and Expenses (2)(4)	(26,849)	(17,474)	(24,137)	53.7%	11.2%
Total Insurance services technical result	35,717	50,894	5,536	-29.8%	545.2%

Medical Services Technical Result (3)(4)	5,534	7,538	4,306	-26.6%	28.5%

Operating expenses
Salaries and employees benefits	(210,813)	(222,089)	(165,480)	-5.1%	27.4%
Administrative, general and tax expenses	(147,093)	(169,655)	(104,688)	-13.3%	40.5%
Depreciation and amortization	(31,009)	(30,879)	(28,275)	0.4%	9.7%
Other (5)	(13,942)	(15,842)	(12,128)	-12.0%	15.0%
Total operating expenses	(402,857)	(438,465)	(310,571)	-8.1%	29.7%

Operating income (6)	276,459	238,315	239,703	16.0%	15.3%
Translation result	(18,646)	30,475	13,185	-161.2%	-241.4%
Income taxes	(72,400)	(61,585)	(60,073)	17.6%	20.5%

Net income	185,413	207,204	192,814	-10.5%	-3.8%
Minority interest	3,891	7,016	3,702	-44.5%	5.1%
Net income attributed to Credicorp	181,522	200,189	189,113	-9.3%	-4.0%

(1) For 3Q11, Other non financial income has been reclassified and now excludes: a) Medical services technical result and b) Underwriting income.

(2) This item was used to be included in Other operating expenses until 1Q12. It refers to Commisions over insurance and reinsurance premiums.

(3) Gross margin from clinics: income from medical care minus operating expenses related to medical services. This item was reported under

Other non-financial income until 1Q12.

(4) Starting 2013, revenues from medical subsidiaries are accounted in the medical services technical results account. This adjustment has been made against net claims and net technical expenses. In 4Q12, US$ 9.4 million were added to Medical Services Technical Result against an increase of US$ 7.6 million in net claims and US$1.8 million in net technical commissions and expenses.Similarly, 2.3 million were added to Medical Services Technical Result in 1Q12, against an increase of an equal amount in net claims.

(5) Other operating expenses now excludes Net technical commisions and expenses but includes the underwriting income that was used to be included in Other non-financial income until 1Q12.

(6) Income before translation results and income taxes.

42

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter
	1Q13	4Q12	1Q12

Profitability
Net income per common share (US$ per share)(1)	2.28	2.51	2.37
Net interest margin on interest earning assets (2)	4.87%	4.96%	5.03%
Return on average total assets (2)(3)	1.7%	2.0%	2.3%
Return on average shareholders' equity (2)(3)	17.5%	19.6%	22.0%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	1.97%	1.73%	1.66%
NPL ratio	2.60%	2.39%	2.21%
Coverage of PDLs	172.8%	187.7%	188.0%
Coverage of NPLs	131.2%	136.0%	141.0%
Reserves for loan losses / Total loans	3.41%	3.25%	3.12%

Operating efficiency
Oper. expenses as a percent. of total income (5)	43.7%	48.4%	40.7%
Oper. expenses as a percent. of av. tot. assets(2)(3)(5)	3.7%	4.3%	3.7%

Average balances (millions of US$) (3)
Interest earning assets	37,002	34,766	29,590
Total assets	41,831	39,424	32,539
Net shareholder's equity	4,144	4,088	3,435

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned.

43

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In US$ thousands, IFRS)

		As of		Change %
	Mar 13	Dec 12	Mar 12	QoQ	YoY
ASSETS

Cash and due from banks	8,593,995	7,635,137	6,180,377	12.6%	39.1%
Cash and BCRP	7,391,865	7,106,421	5,310,675	4.0%	39.2%
Deposits in other Banks	1,181,786	507,347	863,017	132.9%	36.9%
Interbanks	16,000	17,441	3,750	-8.3%	326.7%
Accrued interest on cash and due from banks	4,344	3,928	2,935	10.6%	48.0%

Marketable securities, net	224,103	119,500	90,268	87.5%	148.3%

Loans	20,905,587	20,754,941	17,570,093	0.7%	19.0%
Current	20,478,776	20,384,603	17,270,696	0.5%	18.6%
Past Due	426,811	370,338	299,397	15.2%	42.6%
Less - net provisions for possible loan losses	(737,664)	(698,395)	(563,233)	5.6%	31.0%
Loans, net	20,167,923	20,056,546	17,006,860	0.6%	18.6%

Investment securities available for sale	5,192,909	4,719,668	5,020,347	10.0%	3.4%
Property, plant and equipment, net	394,692	394,578	361,449	0.0%	9.2%
Due from customers acceptances	51,776	100,768	57,506	-48.6%	-10.0%
Other assets	2,468,998	2,766,699	1,249,473	-10.8%	97.6%

Total assets	37,094,396	35,792,896	29,966,280	3.6%	23.8%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	24,090,874	22,838,086	19,969,835	5.5%	20.6%
Demand deposits	7,514,352	7,585,455	6,881,252	-0.9%	9.2%
Saving deposits	6,275,766	6,084,550	5,466,391	3.1%	14.8%
Time deposits	8,156,478	6,872,223	5,880,464	18.7%	38.7%
Severance indemnity deposits (CTS)	2,073,189	2,232,492	1,677,876	-7.1%	23.6%
Interest payable	71,089	63,366	63,852	12.2%	11.3%

Due to banks and correspondents	4,567,707	4,406,225	3,340,586	3.7%	36.7%
Bonds and subordinated debt	3,650,438	3,684,908	3,104,369	-0.9%	17.6%
Acceptances outstanding	51,776	100,768	57,506	-48.6%	-10.0%
Other liabilities	1,989,031	1,913,975	1,151,947	3.9%	72.7%

Total liabilities	34,349,826	32,943,962	27,624,243	4.3%	24.3%

Net shareholders' equity	2,692,647	2,775,351	2,337,052	-3.0%	15.2%
Capital stock	1,237,632	986,697	1,019,491	25.4%	21.4%
Reserves	788,325	700,491	711,685	12.5%	10.8%
Unrealized Gains and Losses	167,256	152,209	160,283	9.9%	4.4%
Retained Earnings	357,487	274,596	274,974	30.2%	30.0%
Income for the year	141,947	661,358	170,619	-78.5%	-16.8%

Minority interest	51,923	73,583	4,985	-29.4%	941.6%

Total liabilities and net shareholders' equity	37,094,396	35,792,896	29,966,280	3.6%	23.8%

Off-balance sheet	15,440,507	14,792,727	12,306,985	4.4%	25.5%

44

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %
	1Q13	4Q12	1Q12	QoQ	YoY

Interest income and expense
Interest and dividend income	601,144	580,566	487,649	3.5%	23.3%
Interest expense	(189,241)	(186,147)	(145,150)	1.7%	30.4%
Net interest and dividend income	411,903	394,419	342,499	4.4%	20.3%
Net provision for loan losses	(94,673)	(103,083)	(69,842)	-8.2%	35.6%

Non financial income
Banking services commissions	161,794	150,940	141,985	7.2%	14.0%
Net gain on foreign exchange transactions	47,930	49,178	39,330	-2.5%	21.9%
Net gain on sales of securities	8,703	36,078	13,647	-75.9%	-36.2%
Other	11,906	5,949	3,737	100.1%	218.6%
Total non financial income,net	230,333	242,145	198,699	-4.9%	15.9%

Operating expenses
Salaries and employees benefits	(173,642)	(171,307)	(139,042)	1.4%	24.9%
Administrative expenses	(115,708)	(135,347)	(85,255)	-14.5%	35.7%
Depreciation and amortization	(25,423)	(24,577)	(23,653)	3.4%	7.5%
Other	(11,233)	(12,330)	(9,299)	-8.9%	20.8%
Total operating expenses	(326,006)	(343,561)	(257,249)	-5.1%	26.7%

Operating Income (1)	221,557	189,920	214,107	16.7%	3.5%
Translation result	(15,707)	26,132	11,414	-160.1%	-237.6%
Workers' profit sharing	-	-	-	0.0%	0.0%
Income taxes	(63,123)	(44,102)	(54,654)	43.1%	15.5%
Minority interest	(780)	(994)	(248)	-21.5%	214.5%
Net income	141,947	170,956	170,619	-17.0%	-16.8%

(1) Income before translation results and income taxes.

45

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter
	1Q13	4Q12	1Q12

Profitability
Net income per common share (US$ per share)(1)	0.046	0.055	0.055
Net interest margin on interest earning assets (2)	4.96%	5.07%	5.16%
Return on average total assets (2)(3)	1.6%	2.0%	2.4%
Return on average shareholders' equity (2)(3)	20.8%	25.2%	29.2%
No. of outstanding shares (millions)	3,102.90	3,102.90	3,102.90

Quality of loan portfolio
PDL ratio	2.04%	1.78%	1.70%
NPL ratio	2.69%	2.47%	2.27%
Coverage of PDLs	172.8%	188.6%	188.1%
Coverage of NPLs	131.2%	136.4%	141.0%
Reserves for loan losses as a percentage of total loans	3.5%	3.4%	3.2%

Operating efficiency
Oper. expenses as a percent. of total income (4)	50.6%	55.7%	47.3%
Oper. expenses as a percent. of av. tot. assets(2)(3)(4)	3.5%	3.9%	3.5%

Capital adequacy
Total Regulatory Capital (US$ million)	3,590.4	3,502.1	2,984.6
Tier I capital	2,524.9	2,405.3	2,243.2
BIS ratio (5)	14.65%	14.72%	15.35%

Average balances (US$ million) (3)
Interest earning assets	33,191.9	31,140.5	26,562.4
Total Assets	36,443.6	34,446.0	28,471.4
Net shareholders' equity	2,734.0	2,710.1	2,339.2

(1) Shares outstanding of 2,558 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory Capital / risk-weighted assets. Risk weighted assets include market risk and operation risk.

46

PACIFICO GRUPO ASEGURADOR (PGA)

(In US$ thousand)

	Three months ended			Change %
	1Q13	4Q12	1Q12	QoQ	YoY
Results
Written premiums	281,083	299,125	227,542	-6.0%	23.5%
Ceded Premiums	42,111	66,062	22,975	-36.3%	83.3%
Unearned premium reserves	39,010	38,681	35,499	0.9%	9.9%
Net earned premiums	199,962	194,382	169,068	2.9%	18.3%
Direct claims *	157,314	128,534	164,430	22.4%	-4.3%
Reinsurance ceded	25,623	6,120	35,569	318.7%	-28.0%
Net claims *	131,691	122,414	128,861	7.6%	2.2%
Paid commissions	36,400	36,070	30,916	0.9%	17.7%
Commissions received	2,951	4,358	2,199	-32.3%	34.2%
Net commissions	33,449	31,711	28,717	5.5%	16.5%
Underwriting expenses *	13,870	12,615	9,331	9.9%	48.7%
Underwriting income	3,594	5,915	2,917	-39.2%	23.2%
Net underwriting expenses *	10,276	6,700	6,414	53.4%	60.2%
Underwriting result before Medical Services *	24,546	33,556	5,077	-26.9%	383.5%

Medical Services Underwriting result *	5,534	7,538	4,306	-26.6%	28.5%

Financial income	22,750	23,096	16,357	-1.5%	39.1%
Gains on sale of securities	6,930	5,431	13,009	27.6%	-46.7%
Net property and rental income	1,927	1,913	1,915	0.7%	0.6%
(-) Financial expenses	2,168	1,924	1,567	12.6%	38.3%
Financial income, net	29,439	28,516	29,714	3.2%	-0.9%

Salaries and benefits	23,682	28,656	19,836	-17.4%	19.4%
Administrative expenses	23,825	24,565	17,697	-3.0%	34.6%
Third party services	12,207	12,517	8,371	-2.5%	45.8%
Management expenses	4,766	4,986	3,503	-4.4%	36.1%
Provisions	3,705	3,608	2,890	2.7%	28.2%
Taxes	2,255	1,870	1,779	20.6%	26.8%
Other expenses	893	1,585	1,155	-43.7%	-22.7%
Opertating expenses	47,507	53,221	37,533	-10.7%	26.6%

Other income	986	620	366	59.2%	169.5%
Traslations results	(1,983)	3,132	1,767	-163.3%	-212.2%
Income tax	(452)	3,145	(1,226)	-114.4%	-63.1%

Income before minority interest	11,467	16,997	4,922	-32.5%	133.0%
Minority interest	1,977	2,101	1,631	-5.9%	21.2%

Net income	9,490	14,895	3,291	-36.3%	188.4%

Balance (end of period)
Total assets	2,805,693	2,678,717	2,249,912	4.7%	24.7%
Invesment on securities and real state (1)	1,764,873	1,782,381	1,470,743	-1.0%	20.0%
Technical reserves	1,701,502	1,616,229	1,450,237	5.3%	17.3%
Net equity	641,968	632,025	471,521	1.6%	36.1%

Ratios
Ceded	15.0%	22.1%	10.1%
Loss ratio	65.9%	63.0%	76.2%
Commissions + underwriting expenses, net / net earned premiums	21.9%	19.8%	20.8%
Underwriting results / net premiums earned	12.3%	17.3%	3.0%
Operating expenses / net premiums earned	23.8%	27.4%	22.2%
Return on equity (2) (3)	6.0%	9.8%	2.8%
Return on written premiums	3.4%	5.0%	1.4%
Net equity / total assets

Combined ratio of PPS + PS (4) (5)	107.3%	101.8%	114.4%
Net claims / net earned premiums	70.7%	66.2%	77.7%
General expenses and commissions / net earned premiums	36.6%	35.6%	36.7%

* Starting 2013, revenues from medical subsidiaries are accounted in the medical services technical results account. This adjustment has been made against net claims and net technical expenses. In 4Q12, US$ 9.4 million were added to Medical Services Technical Result against an increase of US$ 7.6 million in net claims and US$1.8 million in net technical commissions and expenses.Similarly, 2.3 million were added to Medical Services Technical Result in 1Q12, against an increase of an equal amount in net claims.

(1) Doesn´t include investments in real estate.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

(5) EPS includes Médica, Doctor+, Clínica San Borja, Análisis Clínicos, Oncocare, Prosemedic, Clínica El Golf, Clínica Sanchez Ferrer and Centro Odontológico Americano.

ROAE 1Q13 (PPS Formula) without unrealized gains Pacifico Vida = 10%.

47